Exhibit 99.1

Unaudited

Condensed consolidated income statement
EUR millions	Notes	First half 2018	First half 2017

Premium income	4	9,929	11,479
Investment income	5	3,510	3,866
Fee and commission income		1,312	1,252
Other revenues		2	5
Total revenues		14,752	16,602
Income from reinsurance ceded	6	1,700	2,745
Results from financial transactions	7	941	9,465
Other income	8	-	327
Total income		17,393	29,140

Benefits and expenses	9	16,484	27,596
Impairment charges / (reversals)	10	19	10
Interest charges and related fees		231	205
Other charges	11	103	4
Total charges		16,837	27,815

Share in profit / (loss) of joint ventures		99	73
Share in profit / (loss) of associates		2	5
Income / (loss) before tax		658	1,402
Income tax (expense) / benefit		(172)	(394)
Net income / (loss)		486	1,008

Net income / (loss) attributable to:
Owners of Aegon N.V.		486	1,008
Non-controlling interests		-	-

Earnings per share (EUR per share)	18
Basic earnings per common share		0.21	0.46
Basic earnings per common share B		0.01	0.01
Diluted earnings per common share		0.21	0.46
Diluted earnings per common share B		0.01	0.01

Unaudited	Page 1

Condensed consolidated statement of comprehensive income
EUR millions	First half 2018	First half 2017

Net income / (loss)	486	1,008

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(10)	1
Remeasurements of defined benefit plans	205	282
Income tax relating to items that will not be reclassified	(40)	(69)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(1,057)	1,563
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments	42	(1,123)
Changes in cash flow hedging reserve	(159)	(755)
Movement in foreign currency translation and net foreign investment hedging reserve	368	(1,297)
Equity movements of joint ventures	6	(6)
Equity movements of associates	(5)	(2)
Disposal of group assets	36	-
Income tax relating to items that may be reclassified	225	175
Other	(4)	5
Total other comprehensive income / (loss) for the period	(393)	(1,228)
Total comprehensive income / (loss)	93	(220)

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	94	(220)
Non-controlling interests	(1)	(1)

Unaudited	Page 2

Condensed consolidated statement of financial position
		Jun. 30, 2018	Dec. 31, 2017
EUR millions	Notes

Assets
Cash and cash equivalents		9,585	10,768
Assets held for sale	26	-	5,249
Investments	12	137,730	136,804
Investments for account of policyholders	13	193,211	194,063
Derivatives	14	6,144	5,912
Investments in joint ventures		1,673	1,712
Investments in associates		303	308
Reinsurance assets		19,885	19,202
Deferred expenses	16	10,743	10,135
Other assets and receivables		7,599	10,137
Intangible assets	17	1,643	1,633
Total assets		388,515	395,923

Equity and liabilities
Shareholders’ equity		20,179	20,288
Other equity instruments	19	3,310	3,794
Issued capital and reserves attributable to owners of Aegon N.V.		23,489	24,082
Non-controlling interests		19	20
Group equity		23,509	24,102

Subordinated borrowings	20	1,335	764
Trust pass-through securities		131	133
Insurance contracts	21	112,815	110,818
Insurance contracts for account of policyholders	22	124,135	122,168
Investment contracts	23	17,490	16,943
Investment contracts for account of policyholders	24	71,745	74,434
Derivatives	14	6,122	7,130
Borrowings	25	13,421	13,635
Liabilities held for sale	26	-	5,003
Other liabilities		17,812	20,795
Total liabilities		365,006	371,821
Total equity and liabilities		388,515	395,923

Unaudited	Page 3

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2018

At beginning of year	8,053	9,374	4,920	(1,669)	(390)	3,794	24,082	20	24,102

Net income / (loss) recognized in the income statement	-	486	-	-	-	-	486	-	486

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(10)	-	-	-	(10)	-	(10)
Remeasurements of defined benefit plans	-	-	-	205	-	-	205	-	205
Income tax relating to items that will not be reclassified	-	-	2	(42)	-	-	(40)	-	(40)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,057)	-	-	-	(1,057)	-	(1,057)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	42	-	-	-	42	-	42
Changes in cash flow hedging reserve	-	-	(159)	-	-	-	(159)	-	(159)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	53	(17)	332	-	368	-	368
Equity movements of joint ventures	-	-	-	-	6	-	6	-	6
Equity movements of associates	-	-	-	-	(5)	-	(5)	-	(5)
Disposal of group assets	-	-	-	-	36	-	36	-	36
Income tax relating to items that may be reclassified	-	-	246	-	(20)	-	225	-	225
Other	-	(3)	-	-	-	-	(3)	(1)	(4)
Total other comprehensive income	-	(3)	(883)	146	349	-	(392)	(1)	(393)

Total comprehensive income / (loss) for 2018	-	482	(883)	146	349	-	94	(1)	93

Issuance and purchase of (treasury) shares	-	137	-	-	-	-	137	-	137
Other equity instruments redeemed	-	2	-	-	-	(471)	(468)	-	(468)
Dividends paid on common shares	(119)	(167)	-	-	-	-	(286)	-	(286)
Coupons on non-cumulative subordinated notes	-	(11)	-	-	-	-	(11)	-	(11)
Coupons on perpetual securities	-	(46)	-	-	-	-	(46)	-	(46)
Incentive plans	-	-	-	-	-	(13)	(12)	-	(12)
At end of period	7,934	9,772	4,037	(1,523)	(42)	3,310	23,489	19	23,509

Six months ended June 30, 2017

At beginning of year	8,193	7,419	5,381	(1,820)	1,347	3,797	24,318	23	24,341

Net income / (loss) recognized in the income statement	-	1,008	-	-	-	-	1,008	-	1,008

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	1	-	-	-	1	-	1
Remeasurements of defined benefit plans	-	-	-	282	-	-	282	-	282
Income tax relating to items that will not be reclassified	-	-	-	(69)	-	-	(69)	-	(69)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,563	-	-	-	1,563	-	1,563
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(1,123)	-	-	-	(1,123)	-	(1,123)
Changes in cash flow hedging reserve	-	-	(755)	-	-	-	(755)	-	(755)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(250)	61	(1,108)	-	(1,297)	-	(1,297)
Equity movements of joint ventures	-	-	-	-	(6)	-	(6)	-	(6)
Equity movements of associates	-	-	-	-	(2)	-	(2)	-	(2)
Income tax relating to items that may be reclassified	-	-	128	-	47	-	175	-	175
Other	-	5	-	-	-	-	5	(1)	5
Total other comprehensive income	-	5	(437)	274	(1,070)	-	(1,228)	(1)	(1,228)

Total comprehensive income / (loss) for 2017	-	1,013	(437)	274	(1,070)	-	(220)	(1)	(220)

Issuance and purchase of (treasury) shares	-	142	-	-	-	-	142	-	142
Dividends paid on common shares	(122)	(143)	-	-	-	-	(265)	-	(265)
Coupons on non-cumulative subordinated notes	-	(15)	-	-	-	-	(15)	-	(15)
Coupons on perpetual securities	-	(49)	-	-	-	-	(49)	-	(49)
Incentive plans	-	4	-	-	-	(19)	(15)	-	(15)
At end of period	8,071	8,371	4,944	(1,546)	278	3,779	23,897	23	23,919

1 For a breakdown of share capital please refer to note 18.

2 Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited	Page 4

Condensed consolidated cash flow statement
EUR millions	First half 2018	First half 2017

Cash flow from operating activities	(973)	728

Purchases and disposals of intangible assets	(16)	(4)
Purchases and disposals of equipment and other assets	(14)	(36)
Purchases and disposals of businesses and subsidiaries	12	(1,021)
Purchases, disposals and dividends joint ventures and associates	(70)	(4)
Cash flow from investing activities	(89)	(1,066)

Issuance of treasury shares	-	2
Dividends paid	(167)	(143)
Issuances, repurchases and coupons of perpetuals	(62)	(65)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(285)	(19)
Issuances and repayments of borrowings	106	2,231
Cash flow from financing activities	(407)	2,005

Net increase / (decrease) in cash and cash equivalents	(1,469)	1,668
Net cash and cash equivalents at January 1	11,026	11,347
Effects of changes in foreign exchange rates	28	(138)
Net cash and cash equivalents at end of period	9,585	12,876

Cash and cash equivalents	9,585	12,880
Bank overdrafts classified as other liabilities	-	(4)
Net cash and cash equivalents	9,585	12,876

Unaudited	Page 5

Notes to the condensed consolidated interim financial statements of Aegon N.V. (unaudited)

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs almost 26,000 people worldwide.

Aegon Funding Company LLC

Aegon Funding Company LLC (AFC) is an indirect wholly owned subsidiary of Aegon that was established as a financing vehicle to raise funds for the US subsidiaries of Aegon. AFC has been fully consolidated in the financial statements of Aegon under IFRS. If AFC issues debt securities, Aegon will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of Aegon and will rank equally with all other unsecured and unsubordinated obligations of Aegon. The guarantees of subordinated debt securities will constitute an unsecured obligation of Aegon and will be subordinated in right of payment to all senior indebtedness of Aegon.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the six months period ended, June 30, 2018 (first half 2018), have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (hereafter “IFRS”). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2017 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report on Form 20-F for 2017. Aegon’s Annual Report on Form 20-F for 2017 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the six-month period ended, June 30, 2018, were approved by the Executive Board on August 15, 2018.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

Unaudited	Page 6

Other than for SEC reporting purposes, Aegon prepares its condensed consolidated interim financial statements under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net income amounts compared with those indicated in this condensed consolidated interim financial statements on Form 6-K.

A reconciliation between IFRS and IFRS-EU is included in the table below:

	Shareholders’ equity		Net income
	per June 30		First half	First half
Amounts in EUR millions	2018	2017	2018	2017
In accordance with IFRS	20,179	20,118	486	1,008
Adjustment of EU ‘IAS 39’ carve out	376	376	8	(134)
Tax effect of the adjustment	(86)	(85)	(3)	33
Effect of the adjustment after tax	290	291	5	(101)
In accordance with IFRS-EU	20,469	20,409	491	907

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2017 consolidated financial statements.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2018:

•	IFRS 15 Revenue from Contracts with Customers, including Clarifications to IFRS 15 as issued in 2016
•	IFRS 2 Clarifications of Classification and measurement of Share Based Payments Transactions;
•	IAS 40 Investment property, amendments regarding the transfer of property;
•	IFRIC 22 Foreign currency transactions and advance consideration; and
•	Annual improvements 2014-2016 Cycle.

None of these revised standards and interpretations are significantly impacting the financial position or the condensed consolidated interim financial statements.

For a complete overview of IFRS standards, published before January 1, 2018, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2017.

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Future adoption of IFRS accounting standards

In May 2017, the IASB has issued IFRS 17 Insurance Contracts. IFRS 17 will be mandatorily effective for annual reporting periods beginning on or after January 1, 2021. It aims to provide a more consistent accounting model for insurance contracts among entities issuing insurance contracts globally.

Application of IFRS 9 is required for annual periods beginning on or after January 1, 2018. However, the IASB issued an amendment to IFRS 4 Insurance Contracts (the predecessor standard to IFRS 17) that provides for a qualifying insurer a temporary exemption that permits, but does not require, the insurer to apply IAS 39 Financial Instruments: Recognition and Measurement rather than IFRS 9 for annual periods beginning before January 1, 2021 (i.e. a temporary exemption of IFRS 9). As Aegon meets the requirements for the temporary exemption, it chose not to implement IFRS 9 until January 1, 2021.

IFRS 17, together with IFRS 9 Financial Instruments, will fundamentally change the accounting in IFRS financial statements of insurance companies. Aegon has started its implementation project on both standards. Aegon expects the impact of these standards to be significant.

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 will be mandatorily effective for annual reporting periods beginning on or after January 1, 2019. Aegon is evaluating the impact that adoption of this Standard is expected to have on the Group’s financial statements.

Taxes

Taxes on income for the six-month period ended June 30, 2018, are calculated using the tax rate that is estimated to be applicable to total annual earnings.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2017.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most important rates) are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
June 30, 2018	1	EUR	1.1676	0.8843
December 31, 2017	1	EUR	1.2008	0.8877

Weighted average exchange rates

			USD	GBP
Six months ended June 30, 2018	1	EUR	1.2113	0.8794
Six months ended June 30, 2017	1	EUR	1.0822	0.8596

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3. Segment information

3.1. Income statement

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2018

Underlying earnings before tax geographically	602	318	69	41	7	31	83	(88)	-	1,064	26	1,090
Fair value items	(75)	73	(4)	-	-	(2)	-	(3)	-	(11)	(51)	(62)
Realized gains / (losses) on investments	(124)	39	21	2	-	(9)	2	3	-	(67)	(2)	(69)
Impairment charges	(17)	(4)	-	(1)	-	-	-	(5)	-	(26)	-	(26)
Impairment reversals	21	4	-	1	-	-	-	-	-	26	-	26
Other income / (charges)	(87)	27	(182)	(6)	(19)	(5)	(1)	(21)	-	(294)	1	(294)
Run-off businesses	(7)	-	-	-	-	-	-	-	-	(7)	-	(7)
Income / (loss) before tax	313	458	(97)	38	(12)	15	83	(113)	-	685	(27)	658
Income tax (expense) / benefit	(74)	(95)	-	(5)	(4)	(14)	(27)	21	-	(199)	27	(172)
Net income / (loss)	239	363	(97)	33	(16)	1	55	(92)	-	486	-	486
Inter-segment underlying earnings	(28)	(52)	(44)	(7)	(2)	(2)	98	37

Revenues
Life insurance gross premiums	3,392	902	3,900	205	116	440	-	4	(3)	8,956	(313)	8,644
Accident and health insurance	810	152	15	1	94	50	-	-	-	1,123	(24)	1,099
Property & casualty insurance	-	70	-	116	56	-	-	1	(1)	243	(56)	187
Total gross premiums	4,202	1,125	3,915	322	267	490	-	5	(4)	10,322	(393)	9,929
Investment income	1,494	1,109	765	24	18	128	3	135	(136)	3,539	(29)	3,510
Fee and commission income	951	98	105	24	7	30	326	-	(102)	1,440	(128)	1,312
Other revenues	2	-	-	-	-	1	1	2	-	5	(4)	2
Total revenues	6,650	2,332	4,785	370	292	649	330	141	(242)	15,307	(554)	14,752
Inter-segment revenues	-	1	-	-	-	-	102	139

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2017

Underlying earnings before tax geographically	653	273	68	36	6	23	69	(88)	1	1,041	25	1,067
Fair value items	(53)	(68)	(48)	-	-	-	-	30	-	(139)	(47)	(186)
Realized gains / (losses) on investments	29	147	6	2	-	(1)	2	-	-	187	(3)	183
Impairment charges	(11)	(2)	-	(3)	-	-	-	(2)	-	(18)	-	(18)
Impairment reversals	12	7	-	-	-	-	-	-	-	19	-	19
Other income / (charges)	226	(8)	80	-	-	-	(1)	-	-	297	-	297
Run-off businesses	41	-	-	-	-	-	-	-	-	41	-	41
Income / (loss) before tax	897	348	107	36	6	22	71	(60)	1	1,427	(25)	1,402
Income tax (expense) / benefit	(257)	(78)	(44)	(5)	(4)	(26)	(22)	15	-	(420)	25	(394)
Net income / (loss)	641	271	63	31	2	(4)	49	(45)	1	1,008	-	1,008
Inter-segment underlying earnings	(36)	(59)	(47)	(6)	(1)	(2)	114	37

Revenues
Life insurance gross premiums	3,832	1,052	4,474	203	105	552	-	4	(5)	10,217	(327)	9,890
Accident and health insurance	1,122	140	16	1	83	55	-	-	-	1,417	(15)	1,402
Property & casualty insurance	-	77	-	110	49	-	-	1	(1)	237	(49)	187
Total gross premiums	4,954	1,270	4,490	314	237	607	-	4	(5)	11,871	(392)	11,479
Investment income	1,810	1,117	796	24	18	125	2	156	(154)	3,893	(28)	3,866
Fee and commission income	802	175	122	20	7	30	300	-	(118)	1,336	(84)	1,252
Other revenues	2	-	-	-	3	-	-	2	-	8	(2)	5
Total revenues	7,567	2,561	5,409	357	266	762	301	162	(277)	17,108	(506)	16,602
Inter-segment revenues	-	-	-	-	-	2	118	157

3.2.	Performance measure

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

3.2.1 Performance measure

A non-IFRS performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business.

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Aegon believes that its non-IFRS performance measure, underlying earnings before tax, provides meaningful supplemental information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which management’s best estimate investment return is included in underlying earnings before tax.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon in the Americas and the Netherlands are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in consumer loans, hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s best estimate investment return on assets. Based on current holdings and asset returns, management’s best estimate investment return on an annual basis is 3-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and Japan are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero. In addition, fair value items include market related results on our loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

Unaudited	Page 10

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities. For Aegon the Netherlands, the expected impairments on alternative assets classes (e.g. illiquid investments – including consumer loans and catastrophe bonds – and residential real estate) are allocated to underlying earnings in order to present management’s best estimate investment return in underlying earnings. Deviations from the expected impairments are presented as part of impairment charges / (reversals) in non-underlying earnings.

Other income or charges

Other income or charges includes: a) items which cannot be directly allocated to a specific line of business; b) the impact of actuarial and economic assumption and model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets; and c) items that are outside the normal course of business, including restructuring charges. In the condensed consolidated interim financial statements, these restructuring charges are included in operating expenses. Actuarial assumption and model updates are recorded in Claims and Benefits in the IFRS income statement.

Run-off businesses

Includes results of business units where management in earlier years has decided to exit the market and to run-off the existing block of business. This line only includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, the life reinsurance business and the bank-owned and corporate-owned life insurance (BOLI/COLI) business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

3.2.2 Change in measurement of performance measure

Aegon has changed the measurement of underlying earnings before tax for its real estate investments portfolio held by Aegon the Netherlands. Previously, direct returns on these investments were reported as part of underlying earnings before tax and the fair value movements were reported as part of Fair value items. From January 1, 2018, fair value items include the over- or underperformance for the real estate investments of Aegon the Netherlands, for which ‘management’s best estimate’ is included in underlying earnings before tax. In addition, Aegon the Netherlands started to record its management’s best estimate investment return on consumer loan investments (net of expected impairments) in underlying earnings before tax, where previously the gross returns were recorded in underlying earnings before tax and the impairments in the impairment line. All other alternative investments are reported similarly with ‘management’s best estimate investment return’ being included in underlying earning before tax and the over- or underperformance in Fair value items.

Unaudited	Page 11

For segment reporting purposes, the impact of this change in measurement on full year 2017 was an increase in consolidated underlying earnings before tax of EUR 37 million and a decrease in fair value items of EUR 61 million and a decrease in impairment charges of EUR 24 million. For the first half of 2017, the impact was an increase of EUR 19 million of underlying earnings, a decrease of EUR 29 million of fair value items and a decrease of EUR 10 million of impairment charges. There is no impact on net income in any of the reporting periods. Comparative numbers have been restated in Aegon’s segment reporting note. The presentation of the items in the IFRS income statement remains unchanged and continue to be part of the line ‘Investment income’.

3.3.	Investments

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

June 30, 2018	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total
Investments
Shares	577	1,161	4	66	11	7	3	126	-	1,955
Debt securities	52,784	21,922	1,515	672	670	5,418	10	3	-	82,995
Loans	9,279	31,242	-	264	46	15	-	13	-	40,859
Other financial assets	8,735	27	414	5	-	56	156	13	-	9,406
Investments in real estate	612	1,884	-	4	15	-	-	-	-	2,514
Investments general account	71,986	56,236	1,933	1,011	742	5,497	169	155	-	137,730
Shares	-	9,001	15,578	206	14	-	-	-	(6)	24,794
Debt securities	2,081	12,120	7,663	185	8	-	-	-	-	22,058
Unconsolidated investment funds	100,642	847	34,248	779	84	108	-	-	-	136,708
Other financial assets	301	4,067	4,630	9	1	-	-	-	-	9,007
Investments in real estate	-	-	644	-	-	-	-	-	-	644
Investments for account of policyholders	103,024	26,036	62,763	1,181	106	108	-	-	(6)	193,211

Investments on balance sheet	175,010	82,272	64,696	2,191	848	5,605	169	155	(6)	330,941
Off balance sheet investments third parties	214,825	1,735	116,586	5,193	533	2,765	152,441	-	(852)	493,226
Total revenue generating investments	389,835	84,007	181,282	7,385	1,380	8,370	152,610	155	(858)	824,167
Investments
Available-for-sale	57,472	20,323	1,867	731	681	5,460	149	20	-	86,702
Loans	9,279	31,242	-	264	46	15	-	13	-	40,859
Financial assets at fair value through profit or loss	107,647	28,824	62,185	1,193	106	130	20	122	(6)	200,221
Investments in real estate	612	1,884	644	4	15	-	-	-	-	3,158
Total investments on balance sheet	175,010	82,272	64,696	2,191	848	5,605	169	155	(6)	330,941

Investments in joint ventures	3	917	-	-	483	142	127	1	-	1,673
Investments in associates	69	76	8	6	-	11	124	8	-	303
Other assets	35,571	13,248	3,057	344	190	2,553	375	29,914	(29,651)	55,599
Consolidated total assets	210,653	96,513	67,760	2,541	1,520	8,312	795	30,078	(29,657)	388,515

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December 31, 2017	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total
Investments
Shares	567	859	5	54	5	1	2	57	-	1,551
Debt securities	54,535	21,411	1,779	712	646	5,252	9	-	-	84,344
Loans	8,831	30,189	-	275	54	6	-	13	-	39,368
Other financial assets	8,904	21	228	10	-	67	146	20	-	9,395
Investments in real estate	633	1,495	-	4	15	-	-	-	-	2,147
Investments general account	73,469	53,975	2,011	1,055	720	5,326	157	91	-	136,804
Shares	-	9,262	15,856	244	14	-	-	-	(6)	25,370
Debt securities	3,116	13,370	8,125	216	9	-	-	-	-	24,836
Unconsolidated investment funds	99,426	276	33,476	873	81	-	-	-	-	134,132
Other financial assets	422	3,788	4,850	11	1	-	-	-	-	9,072
Investments in real estate	-	-	655	-	-	-	-	-	-	655
Investments for account of policyholders	102,964	26,697	62,961	1,343	105	-	-	-	(6)	194,063

Investments on balance sheet	176,434	80,672	64,972	2,398	825	5,326	157	91	(6)	330,868
Off balance sheet investments third parties	212,736	1,759	114,906	5,709	528	2,718	143,923	-	(981)	481,297
Total revenue generating investments	389,170	82,431	179,878	8,107	1,353	8,043	144,079	91	(987)	812,165
Investments
Available-for-sale	59,459	19,841	2,007	756	651	5,299	137	20	-	88,170
Loans	8,831	30,189	-	275	54	6	-	13	-	39,368
Financial assets at fair value through profit or loss	107,511	29,147	62,310	1,363	105	21	20	57	(6)	200,528
Investments in real estate	633	1,495	655	4	15	-	-	-	-	2,801
Total investments on balance sheet	176,434	80,672	64,972	2,398	825	5,326	157	91	(6)	330,868

Investments in joint ventures	6	1,008	-	-	480	118	99	1	-	1,712
Investments in associates	77	74	7	6	-	14	122	8	-	308
Other assets	35,728	15,221	8,352	383	189	2,347	242	29,552	(28,979)	63,034
Consolidated total assets	212,245	96,975	73,331	2,787	1,494	7,805	620	29,651	(28,985)	395,923

4. Premium income and premiums paid to reinsurers

EUR millions	First half 2018	First half 2017

Premium income
Life insurance	8,644	9,890
Non-life insurance	1,285	1,590
Total premium income	9,929	11,479
Accident and health insurance	1,099	1,402
Property & casualty insurance	187	187
Non-life Insurance premium income	1,285	1,590

Premiums paid to reinsurers [1]
Life insurance	1,293	1,813
Non-life insurance	75	120
Total premiums paid to reinsurers	1,369	1,933
Accident and health insurance	70	114
Property & casualty insurance	5	6
Non-life Insurance paid to reinsurers	75	120

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 9 - Benefits and expenses.

Premium income has decreased in the first half of 2018 mainly driven by a reduction of upgraded Life insurance policies to the retirement platform in the UK, which represents EUR 1,771 million (First half 2017: EUR 2,193 million) of the total premium income Life insurance. In addition, there is an additional negative impact from foreign exchange rates translation adjustments and product exits in Non-life insurance.

The decrease of EUR 0.5 billion in Premium paid to reinsurers Life compared to first half 2017 is mainly driven by the divestment of the pay-out annuity and BOLI/COLI businesses in the Americas and annuity portfolio in the United Kingdom, in 2017. In addition, the balance is affected by currency translation adjustments.

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5. Investment income

EUR millions	First half 2018	First half 2017

Interest income	2,799	3,148
Dividend income	643	650
Rental income	68	68
Total investment income	3,510	3,866

Investment income related to general account	2,523	2,828
Investment income for account of policyholders	987	1,037
Total	3,510	3,866

The decrease in investment income for the first half of 2018, mainly relates to a decrease in interest income driven by investment markets in the US and also specifically by the unfavorable currency translation effect.

6. Income from reinsurance ceded

The income from reinsurance ceded decreased by EUR 1,045 million for the first half of 2018 compared to the first half of 2017. This is mainly the result of the reinsurance transactions related to the pay out annuity business and BOLI/COLI in the US and the annuity business in the UK which occurred in 2017.

7. Results from financial transactions

EUR millions	First half 2018	First half 2017

Net fair value change of general account financial investments at FVTPL other than derivatives	(12)	84
Realized gains /(losses) on financial investments	(70)	220
Gains /(losses) on investments in real estate	118	50
Net fair value change of derivatives	98	(1,163)
Net fair value change on for account of policyholder financial assets at FVTPL	752	10,267
Net fair value change on investments in real estate for account of policyholders	11	15
Net foreign currency gains /(losses)	26	(7)
Net fair value change on borrowings and other financial liabilities	17	-
Realized gains /(losses) on repurchased debt	-	(1)
Total	941	9,465

The decrease in results from financial transactions is driven by the lower net fair value change on for account of policyholder financial assets at FVTPL for the first half of 2018 compared to the first half of 2017. The decrease is mainly driven by equity markets and interest rate movements. Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 9 Benefits and expenses.

8. Other income

Other income in the first half of 2017 mainly related to a book gain of EUR 231 million (USD 250 million) related to the divestment of the payout annuity business and the Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI) in the US. Furthermore, a release of an expense reserve of EUR 82 million (GBP 71 million) was recorded that was embedded in the liabilities for insurance contracts following the completion of the Part VII transfer of the annuities business to Rothesay Life. An insurance business transfer scheme under Part VII of the United Kingdom Financial Services and Markets Act 2000 allows an insurer to transfer policies as at a fixed time and date to another insurer, along with related contracts with other parties (including reinsurance).

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9. Benefits and expenses

EUR millions	First half 2018	First half 2017

Claims and benefits	14,665	25,845
Employee expenses	1,049	1,159
Administration expenses	688	719
Deferred expenses	(417)	(521)
Amortization charges	500	395
Total	16,484	27,596

The following table provides an analysis of “claims and benefits”:

EUR millions	First half 2018	First half 2017

Benefits and claims paid life	9,974	11,723
Benefits and claims paid non-life	846	1,000
Change in valuation of liabilities for insurance contracts	3,517	10,798
Change in valuation of liabilities for investment contracts	(2,262)	(976)
Other	(8)	(23)
Policyholder claims and benefits	12,066	22,523
Premium paid to reinsurers	1,369	1,933
Profit sharing and rebates	11	12
Commissions	1,219	1,377
Total	14,665	25,845

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from net fair value changes on for account of policyholder financial assets at FVTPL included in Results from financial transactions (note 7) of EUR 752 million (First half 2017: EUR 10,267 million). In addition, the line “change in valuation of liabilities for insurance contracts” includes an increase of technical provisions for life insurance contracts of EUR 793 million (First half 2017: decrease of EUR 355 million).

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10. Impairment charges/(reversals)

EUR millions	First half 2018	First half 2017

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables	30	28
Impairment reversals on financial assets, excluding receivables	(26)	(19)
Impairment charges / (reversals) on non-financial assets and receivables	16	1
Total	19	10

Impairment charges on financial assets, excluding receivables, from:
Shares	3	-
Debt securities and money market instruments	1	11
Loans	20	14
Investments in associates	6	2
Total	30	28

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(19)	(11)
Loans	(6)	(7)
Other	(1)	(1)
Total	(26)	(19)

Impairment charges/(reversals) on non-financial assets and receivables increased to EUR 16 million in the first half of 2018 (First half 2017: EUR 1 million) due to updated valuations on various real estate properties in the Americas.

11. Other charges

Other charges of EUR 103 million mainly relate to the loss of EUR 93 million (GBP 82 million) from the divestment of Aegon Ireland Plc.. For more details on the divestment of Aegon Ireland Plc., refer to note 29 Acquisitions/divestments.

12. Investments

EUR millions	Jun. 30, 2018	Dec. 31, 2017

Available-for-sale (AFS)	86,702	88,170
Loans	40,859	39,368
Financial assets at fair value through profit or loss (FVTPL)	7,653	7,119
Financial assets, for general account, excluding derivatives	135,215	134,658
Investments in real estate	2,514	2,147
Total investments for general account, excluding derivatives	137,730	136,804

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Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	517	1,438	-	1,955
Debt securities	79,069	3,926	-	82,995
Money market and other short-term investments	6,152	308	-	6,460
Mortgages loans	-	-	34,715	34,715
Private loans	-	-	3,870	3,870
Deposits with financial institutions	-	-	149	149
Policy loans	-	-	1,932	1,932
Other	964	1,982	192	3,138
June 30, 2018	86,702	7,653	40,859	135,215

	AFS	FVTPL	Loans	Total

Shares	490	1,062	-	1,551
Debt securities	80,200	4,144	-	84,344
Money market and other short-term investments	6,690	119	-	6,809
Mortgages loans	-	-	33,562	33,562
Private loans	-	-	3,642	3,642
Deposits with financial institutions	-	-	139	139
Policy loans	-	-	1,897	1,897
Other	791	1,795	127	2,713
December 31, 2017	88,170	7,119	39,368	134,658

13.	Investments for account of policyholders

EUR millions	Jun. 30, 2018	Dec. 31, 2017

Shares	24,794	25,370
Debt securities	22,058	24,836
Money market and short-term investments	2,074	2,340
Deposits with financial institutions	2,980	2,946
Unconsolidated investment funds	136,708	134,132
Other	3,953	3,786
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	192,568	193,409
Investment in real estate	644	655

Total investments for account of policyholders	193,211	194,063

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14.	Derivatives

The movements in fair value of derivatives on both the asset and liability side of the condensed consolidated statement of financial position mainly result from changes in interest rates and other market movements during the period, as well as purchases, disposals and maturities.

15.	Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

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Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total

As at June 30, 2018

Financial assets carried at fair value
Available-for-sale investments
Shares	77	162	278	517
Debt securities	25,310	52,359	1,400	79,069
Money markets and other short-term instruments	1,522	4,630	-	6,152
Other investments at fair value	-	365	598	964
Total Available-for-sale investments	26,909	57,517	2,276	86,702

Fair value through profit or loss
Shares	228	247	963	1,438
Debt securities	1,854	2,068	4	3,926
Money markets and other short-term instruments	17	291	-	308
Other investments at fair value	1	636	1,345	1,982
Investments for account of policyholders [1]	114,567	76,238	1,762	192,568
Derivatives	31	6,054	59	6,144
Total Fair value through profit or loss	116,698	85,534	4,133	206,365
Total financial assets at fair value	143,607	143,051	6,410	293,068

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	36,359	203	36,562
Borrowings [3]	-	532	-	532
Derivatives	97	4,570	1,455	6,122
Total financial liabilities at fair value	97	41,461	1,658	43,216

As at December 31, 2017

Financial assets carried at fair value
Available-for-sale investments
Shares	51	151	288	490
Debt securities	26,338	52,415	1,447	80,200
Money markets and other short-term instruments	1,664	5,026	-	6,690
Other investments at fair value	-	208	583	791
Total Available-for-sale investments	28,053	57,800	2,318	88,170

Fair value through profit or loss
Shares	226	232	604	1,062
Debt securities	1,964	2,175	4	4,144
Money markets and other short-term instruments	17	102	-	119
Other investments at fair value	1	539	1,255	1,795
Investments for account of policyholders [1]	115,323	76,302	1,784	193,409
Derivatives	68	5,787	57	5,912
Total Fair value through profit or loss	117,599	85,137	3,705	206,440
Total financial assets at fair value	145,652	142,937	6,022	294,610

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	36,950	219	37,169
Borrowings [3]	-	536	-	536
Derivatives	34	5,251	1,845	7,130
Total financial liabilities at fair value	34	42,738	2,064	44,835
1	The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.
2	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
3	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

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Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the six-month period ended June 30, 2018.

Fair value transfers
EUR millions	First half 2018		Full Year 2017
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value
Available-for-sale investments
Shares	-	-	1	1
Debt securities	-	-	12	-
Money markets and other short-term instruments	-	-	-	1,664
Total	-	-	13	1,666

Fair value through profit or loss
Shares	-	-	124	19
Investments for account of policyholders	-	(5)	12	30
Total	-	(5)	136	49
Total financial assets at fair value	-	(4)	149	1,714

Financial liabilities carried at fair value
Investment contracts for account of policyholders	-	-	1	-
Total financial liabilities at fair value	-	-	1	-

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

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Roll forward of Level III financial instruments
EUR millions	January 1, 2018	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	Transfers to disposal groups	June 30, 2018	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2018 ³
Financial assets carried at fair value available-for-sale investments
Shares	288	13	(2)	7	(36)	-	6	2	-	-	-	278	-
Debt securities	1,447	24	17	305	(46)	(247)	32	1	26	(160)	-	1,400	-
Other investments at fair value	583	(65)	12	65	(9)	(7)	17	2	-	-	-	598	-
	2,318	(27)	27	377	(90)	(255)	55	6	26	(160)	-	2,276	-
Fair value through profit or loss
Shares	604	50	-	321	(50)	-	2	35	-	-	-	963	51
Debt securities	4	-	-	-	-	-	-	-	-	-	-	4	-
Other investments at fair value	1,255	42	-	138	(131)	-	37	-	63	(59)	-	1,345	44
Investments for account of policyholders	1,784	25	-	138	(251)	-	6	56	4	-	-	1,762	31
Derivatives	57	79	-	-	(78)	-	-	-	-	-	-	59	82
	3,705	195	-	597	(509)	-	45	92	67	(59)	-	4,133	208
Financial liabilities carried at fair value
Investment contracts for account of policyholders	219	(5)	-	-	(13)	-	2	-	-	-	-	203	2
Derivatives	1,845	(396)	-	-	8	-	(2)	-	-	-	-	1,455	(407)
	2,064	(402)	-	-	(4)	-	-	-	-	-	-	1,658	(405)

EUR millions	January 1, 2017	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	Transfers to disposal groups	December 31, 2017	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2017 ³
Financial assets carried at fair value available-for-sale investments
Shares	393	54	(46)	68	(112)	(35)	(34)	-	-	-	-	288	-
Debt securities	1,966	39	(2)	678	(149)	(890)	(186)	-	203	(211)	-	1,447	-
Other investments at fair value	754	(112)	(109)	194	(48)	(9)	(87)	-	1	-	-	583	-
	3,112	(19)	(158)	939	(309)	(935)	(307)	-	205	(211)	-	2,318	-
Fair value through profit or loss
Shares	50	(11)	-	583	(18)	-	-	-	-	-	-	604	(11)
Debt securities	6	-	-	-	-	-	(1)	-	-	-	-	4	1
Other investments at fair value	1,257	23	-	378	(350)	-	(162)	-	341	(233)	-	1,255	20
Investments for account of policyholders	1,726	11	-	671	(622)	-	(27)	-	32	(8)	-	1,784	30
Derivatives	108	(33)	-	-	-	-	(2)	(16)	-	-	-	57	(21)
	3,146	(10)	-	1,633	(989)	-	(191)	(16)	374	(241)	-	3,705	19
Financial liabilities carried at fair value
Investment contracts for account of policyholders	176	7	-	60	(21)	-	(12)	-	10	(2)	-	219	(2)
Derivatives	2,467	(828)	-	-	300	-	(75)	10	-	-	(30)	1,845	(745)
	2,643	(821)	-	60	279	-	(87)	10	10	(2)	(30)	2,064	(747)

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During the first six months of 2018, Aegon transferred certain financial instruments from Level I and II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 93 million (full year 2017: EUR 588 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first six months of 2018, Aegon transferred EUR 219 million (full year 2017:EUR 454 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

The following table presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

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Overview of significant unobservable inputs
EUR millions	Valuation technique [1]		Carrying amount June 30, 2018	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	Net asset value	[4]	235	n.a.	n.a.
	Other		43	n.a.	n.a.
			278

Debt securities

	Broker quote		1,062	n.a.	n.a.
	Discounted cash flow		19	Credit spread	3.45%
	Other		319	n.a.	n.a.
			1,400

Other investments at fair value
Tax credit investments	Discounted cash flow		533	Discount rate	6.0%
Investment funds	Net asset value	[4]	37	n.a.	n.a.
Other	Other		28	n.a.	n.a.
June 30, 2018			598

Fair value through profit or loss
Shares	Other		963	n.a.	n.a.
Debt securities	Other		4	n.a.	n.a.
			967

Other investments at fair value
Investment funds	Net asset value	[4]	1,330	n.a.	n.a.
Other	Other		15	n.a.	n.a.
			1,345

Derivatives

Longevity swap	Discounted cash flow		46	Mortality	n.a.
Other	Other		11	n.a.	n.a.
June 30, 2018			57
Total financial assets at fair value [3]			4,645

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	Discounted cash flow		1,442	Own Credit spread	0.25% - 0.35% (0.25%)
Longevity swap	Discounted cash flow		5	Mortality	n.a.
Other	Other		8	n.a.	n.a.
Total financial liabilities at fair value			1,455

[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included when no significant unobservable assumption has been identified.
[3]

Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 2 million.

[4]	Net asset value is considered the best approximation to the fair value of these financial instruments.

The description of Aegon’s methods of determining fair value is included in Aegon’s Annual Report on Form 20-F 2017. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety

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of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 206 million (December 31, 2017: EUR 204 million) that are measured at par and which are reported as part of Net asset value in the column Valuation technique. FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Government debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 3.5% (December 31, 2017: 2.6%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its Government debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments increased to 6.0% (December 31, 2017: 5.8%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

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Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (“OTC”) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA (International Swaps and Derivatives Association) master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is discount rate. The credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.3% (December 31, 2017: 0.2%).

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The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2017.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount June 30, 2018	Total estimated fair value June 30, 2018	Carrying amount December 31, 2017	Total estimated fair value December 31, 2017
Assets
Mortgage loans - held at amortized cost	34,715	39,066	33,562	38,076
Private loans - held at amortized cost	3,870	4,450	3,642	4,181
Other loans - held at amortized cost	2,273	2,273	2,164	2,164

Liabilities
Subordinated borrowings - held at amortized cost	1,335	1,434	764	953
Trust pass - through securities - held at amortized cost	131	131	133	137
Borrowings - held at amortized cost	12,889	13,263	13,099	13,499
Investment contracts - held at amortized cost	17,246	17,447	16,665	17,031

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

16.	Deferred expenses

EUR millions	June 30, 2018	Dec. 31, 2017

Deferred policy acquisition costs (DPAC) for insurance contracts and investment contracts with discretionary participation features	10,293	9,688
Deferred cost of reinsurance	28	41
Deferred transaction costs for investment management services	422	406
Total deferred expenses	10,743	10,135

Deferred expenses are predominantly impacted by regular amortizations, adjustments for differences between projections versus realization of deferral schemes and changes in foreign exchange rates.

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17.	Intangible assets

EUR millions	Jun. 30, 2018	Dec. 31, 2017
Goodwill	296	293
VOBA	1,160	1,153
Future servicing rights	94	99
Software	59	51
Other	33	36
Total intangible assets	1,643	1,633

18.	Share capital

EUR millions	Jun. 30, 2018	Dec. 31, 2017

Share capital - par value	322	322
Share premium	7,612	7,731
Total share capital	7,934	8,053

Share capital - par value
Balance at January 1	322	319
Dividend	-	3
Balance	322	322

Share premium
Balance at January 1	7,731	7,873
Share dividend	(119)	(142)
Balance	7,612	7,731

Basic and diluted earnings per share

EUR millions	First half 2018	First half 2017

Earnings per share (EUR per share)
Basic earnings per common share	0.21	0.46
Basic earnings per common share B	0.01	0.01
Diluted earnings per common share	0.21	0.46
Diluted earnings per common share B	0.01	0.01

Earnings per share calculation
Net income / (loss) attributable to owners of Aegon N.V.	486	1,008
Coupons on other equity instruments	(57)	(64)
Earnings attributable to common shares and common shares B	429	944

Earnings attributable to common shareholders	426	937
Earnings attributable to common shareholders B	3	7

Weighted average number of common shares outstanding (in millions)	2,032	2,028
Weighted average number of common shares B outstanding (in millions)	570	569

Final dividend 2017

It was decided at the Annual General Meeting of Shareholders on May 18, 2018, to pay a final dividend for the year 2017 of EUR 0.14 per common share. After taking into account the interim dividend 2017 of EUR 0.13 per common share, this resulted in a total 2017 dividend of EUR 0.27 per common share. Final dividend for the year and total 2017 dividend per common share B amounted to 1/40th of the dividend paid on common shares.

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The final dividend 2017 was paid in cash or stock at the election of the shareholder. The value of the stock dividend and the cash dividend are approximately equal in value and 42% of shareholders elected to receive the stock dividend. Those who elected to receive a stock dividend received one Aegon common share for every 39 common shares held. The stock fraction was based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 11, 2018 up to and including June 15, 2018. The average share price calculated on this basis amounted to EUR 5.4174. The dividend was paid as of June 22, 2018.

19.	Other equity instruments

Other equity instruments decreased by EUR 484 million in the first half of 2018 to EUR 3,310 million compared to December 31, 2017. This is mainly driven by EUR 200 million 6% junior perpetual capital securities, which were reclassified to Other liabilities following the announcement on May 24, 2018 to redeem the instruments. The redemption of these securities became effective on July 23, 2018, when the aggregate principal amount of EUR 200 million was repaid.

Furthermore, effective May 15, 2018 USD 525 million non-cumulative subordinated notes were redeemed. These notes were recognized as compound instruments and separated into an equity component and a liability component. Prior to redemption, the equity component had a book value of EUR 271 million. Refer to note 20 Subordinated borrowings for the disclosure on the liability component.

20.	Subordinated borrowings

Subordinated borrowings has increased by EUR 0.6 billion to EUR 1.3 billion compared to December 31, 2017, mainly driven by the issuance of subordinated debt securities for the aggregated principal amount of USD 800 million (EUR 685 million). The newly issued subordinated debt securities have a fixed coupon of 5.5% until the first call date and floating thereafter with a margin including a 100 basis points step-up. The securities are first callable on April 11, 2028 and maturing on April 11, 2048.

As disclosed in note 19 Other equity instruments, Aegon redeemed its USD 525 million non-cumulative subordinated notes resulting in a decrease of the liability component of EUR 69 million.

21.	Insurance contracts

Insurance contracts increased by EUR 2.0 billion to EUR 112.8 billion compared to December 31, 2017, mainly due to changes in foreign exchange rates.

22.	Insurance contracts for account of policyholders

Insurance contracts for account of policyholders increased by EUR 2.0 billion to 124.1 billion compared to December 31, 2017, mainly due to changes in foreign exchange rates.

23.	Investment contracts

Investment contracts increased by EUR 0.5 billion to EUR 17.5 billion compared to December 31, 2017 mainly due to increased Savings Accounts in the Netherlands and changes in foreign exchange rates.

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24.	Investment contracts for account of policyholders

Investment contracts for account of policyholders decreased by EUR 2.7 billion to EUR 71.7 billion compared to December 31, 2017 mainly due to the upgraded Life insurance policies to the retirement platform in the UK and impact from changes in foreign exchange rates.

25.	Borrowings

EUR millions	Jun. 30, 2018	Dec. 31, 2017

Capital funding	2,279	2,280
Operational funding	11,142	11,355
Total borrowings	13,421	13,635

Included in borrowings is EUR 532 million relating to borrowings measured at fair value (December 31, 2017: EUR 536 million). During the first six months of 2018, the operational funding decreased by EUR 0.2 billion mainly due to the redemption of Saecure 13 of EUR 0.7 billion, partly offset by an increase in other mortgage funding of EUR 0.5 billion.

26.	Assets and Liabilities held for sale

Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed upon, or a sale is highly probable at the balance sheet date but for which the transaction has not yet fully closed. Following the completion of the sale of Aegon Ireland Plc on April 3, 2018 the assets and liabilities of Aegon Ireland Plc are no longer reported as held for sale per June 30, 2018 (refer to note 29 Acquisitions /divestments for details on the transaction).

27.	Capital management and solvency

Aegon’s capital consists of 3 Tiers as an indication of its quality, with Tier 1 capital ranking highest. The available own funds number reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.

The below table provides the composition of Aegon’s available own funds across Tiers:

	June 30, 2018 Available own funds	December 31, 2017 Available own funds

Tier 1 - unrestricted	11,897	10,428
Tier 1 - restricted	3,376	3,540
Tier 2	1,447	1,213
Tier 3	372	448
Total available own funds	17,092	15,628

Tier 1 unrestricted capital improved compared to December 31, 2017. The increase in Tier 1 unrestricted capital amounted to EUR 1,469 million, and is mainly driven by normalized capital generation, favorable market impacts and management actions. The restricted Tier 1 capital has decreased by EUR 164 million, mainly due to the reclassification of the EUR 200 million Junior Perpetual Capital Securities (Market value at June 30, 2018: EUR 211 million) to liabilities following the announcement on May 24, 2018 to redeem the instrument.

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Tier 2 capital increased by EUR 234 million mainly as a result of issuance and a call of capital instruments during the first half year of 2018. The USD 800 million (Market value at June 30, 2018: EUR 690 million) Tier 2 subordinated debt securities were issued to replace grandfathered Tier 2 capital USD 525 million (Market value: EUR 442 million) which were redeemed.

Tier 3 capital as of June 30, 2018 is comprised of deferred tax assets balances related to Solvency II entities.

IFRS equity compared to Solvency II own funds
EUR millions	June 30, 2018	December 31, 2017

Shareholders’ Equity	20,179	20,288
IFRS adjustments for Other Equity Instruments and non controlling interests	3,330	3,813
Group Equity	23,509	24,102
Solvency II revaluations [1]	(4,060)	(5,416)
Transferability restrictions [2]	(1,787)	(1,758)
Excess of Assets over Liabilities	17,662	16,927
Availability adjustments	116	(606)
Fungibility restrictions [3]	(686)	(693)
Available own funds	17,092	15,628

1 This item includes the difference of IFRS equity between IFRS-EU and full-IFRS

2 This includes the transferability restriction related to the RBC CAL conversion methodology

3 Amongst others, this contains the exclusion of Aegon Bank

The Solvency II revaluations of EUR 4,060 million negative (2017: EUR 5,416 million negative) stem from the difference in valuation between IFRS and Solvency II frameworks. The change in Solvency II revaluations per June 30, 2018 compared to December 31, 2017 is mainly driven by rising interest rates and widening credit spreads in the first half of 2018, reducing the revaluation reserves in Aegon US.

The Solvency II revaluations can be grouped into three categories:

•     Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, DPAC and other intangible assets (EUR 1,953 million negative, December 31, 2017: EUR 2,019 million negative);

•     Items that have a different valuation treatment between IFRS and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include Loans and Mortgages, Reinsurance Recoverables and Technical provisions. The revaluation difference stemming from this category amounted to EUR 3,426 million positive (December 31, 2017: EUR 2,624 million positive) compared to the IFRS Statement of Financial Position;

•     The Net Asset Value of subsidiaries that are included under the Deduction & Aggregation (D&A) method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR 5,533 million negative (2017: EUR 6,019 million negative) compared to the IFRS Statement of Financial Position.

The increase of EUR 723 million in availability adjustments compared to December 31, 2017 is mainly related to the issuance of Solvency II compliant capital instrument. During the first half year of 2018, USD 800 million (Market value at June 30, 2018: EUR 690 million) Tier 2 subordinated debt securities was issued to replace the grandfathered Tier 2 capital.

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28.	Commitments and contingencies

There have been no material changes in contingent assets and liabilities as reported in the 2017 consolidated financial statements of Aegon.

29.	Acquisitions / divestments

Aegon Ireland

On April 3, 2018, Aegon completed the sale of Aegon Ireland plc to Athora Holding Ltd.. The net proceeds of the transaction amounted to approximately GBP 170 million (EUR 195 million). The divestment led to a book loss of approximately GBP 82 million (EUR 93 million), reported in Other charges (note 11). This divestment has no material impact on underlying earnings before tax going forward. Upon disposal an amount of GBP 31 million (EUR 36 million) related to the foreign currency translation and net foreign investment hedging reserve have been reclassified from Other Comprehensive Income into the income statement.

Aegon Hungary

Aegon entered into a series of agreements under which it disposed of its Hungarian mortgage business, captured in a separate legal entity. The sale is expected to be completed by the second half of 2018. The result on sale is not material. This divestment has no material impact on underlying earnings before tax going forward.

30.	Post reporting date events

On July 1, 2018, the legal transfer of the BlackRock Life Limited’s Defined Contribution and investment platform business to Scottish Equitable plc. was completed following the approval of the High Court on June 21, 2018, in accordance with Part VII of the Financial Services and Markets Act 2000.

On July 3, 2018, Aegon agreed to expand its joint venture arrangement with Banco Santander in Spain and will pay an upfront consideration of EUR 215 million and an additional amount of up to EUR 75 million to be paid after 5 years, depending on the performance of the partnership. The consideration will be funded from Holding excess cash. The final terms (including closing and date of payment) of the transaction are subject to due diligence, regulatory approval, several other conditions and to the process of terminating the existing alliances of Banco Popular.

On July 16, 2018, Aegon announced the acquisition of Robidus, a leading income protection service provider in the Netherlands, from Avedon Capital Partners. Under the terms of the agreement, Aegon will acquire approximately 95% of the company with the remainder to be retained by Robidus’ management team. The transaction is expected to close well before year end, subject to works council advice and competition authority clearance. The acquisition price amounts to EUR 105 million.

On July 23, 2018, Aegon redeemed the EUR 200 million 6% perpetual capital securities. The aggregate principal amount of EUR 200 million has been repaid together with any accrued and unpaid interest. As of June 30, 2018 this amount has been reclassified from Other equity instruments to Other liabilities which has also impacted the capital management and solvency position (refer to note 27 for further detail).

On August 7, 2018, Aegon agreed to divest the last substantial block of its US life reinsurance business to SCOR Global Life. Under the terms of the agreement, Aegon’s Transamerica life subsidiaries will reinsure approximately USD 700 million of liabilities through SCOR. The transaction covers the block of life reinsurance business that Transamerica retained after it divested the vast majority of its life reinsurance business to SCOR in 2011 and 2017. It is expected that the transaction has a one-time benefit of approximately USD 50 million on Transamerica’s capital position.

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Between July 2, 2018 and August 10, 2018, Aegon has completed the share buyback program to neutralize the dilutive effect of the 2017 final dividend paid in shares, and repurchased a total of 21,954,140 common shares.

On August 15, 2018, Aegon has agreed to sell its business in Czech Republic and Slovakia for EUR 155 million to NN Group. The business consists mainly of unit linked life insurance coverage, term life products and pension services. Based on the book value as of December 31, 2017 and taking into account dividends paid in 2018, the book gain is expected to amount to approximately EUR 80 million and will be reported in Other income upon completion. As a consequence of this transaction, annual income before tax and underlying earnings before tax will decrease. In 2017, the underlying earnings before tax of the combined operations amounted to EUR 16 million. The transaction is subject to customary regulatory approvals, and is expected to close early 2019.

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ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

Aegon is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Aegon’s disclosure practices have been developed over many years with due consideration of the needs and requirements of its stakeholders, including regulators, investors and research analysts.

Aegon has substantive supplemental information in its annual and semi- annual accounts to provide transparency of its financial results. Aegon has provided insight into its critical accounting policies and the methodologies Aegon applies to manage its risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of Aegon’s risk management methodologies see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” as included in the Cross reference table in Aegon’s 2017 Annual Report on Form 20-F filed with the SEC on March 24, 2018.

2.2 Application of Critical Accounting Policies - IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon Aegon’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IFRS).

Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

The description of Aegon’s methods of determining fair value and fair value hierarchy is included in Aegon’s 2017 Annual Report on Form 20-F (i.e. note 3 and note 47 of the notes to the consolidated financial statements). For reference purposes, note 15 of the notes to the condensed consolidated interim financial statements in Item 1 includes more detail on the valuation techniques for certain Level III financial instruments.

i Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions, on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation or on the valuation assumptions (historical cost), without risk margin. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in shareholder’s equity.

Some insurance contracts without a guaranteed or fixed contractual term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a

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variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively, and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may require write-offs due to loss recognition testing (premium deficiency).

ii Actuarial and economic assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender and lapse rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and distribution method. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship or mortality, allowance may be made for further longevity or mortality improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are prescribed by the local regulator, market observable or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller countries, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on actual gross profits and estimates of future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate. In Aegon the Netherlands, the expense basis makes an allowance for planned future cost savings, which are included in the liability adequacy test. In Aegon Americas, the expenses take into account the anticipated cost savings from outsourcing activity.

Surrender and lapse rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor behavior. For policies with account value guarantees based on equity market movements, a dynamic lapse assumption is utilized to reflect policyholder behavior based on whether the guarantee is in the money. Own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

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Actuarial assumption and model updates

Assumptions are reviewed at least annually (but more frequently if results monitoring indicates a need), based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends and legislative changes. Similarly, the models and systems used for determining our liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 136 million (December 31, 2017: EUR 130 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 2.7 billion at June 30, 2018 (December 31, 2017: EUR 2.7 billion).

A relative increase of 10% to the mortality assumption was used, dependent on product and characteristics of the block of business, would reduce net income by approximately EUR 274 million (December 31, 2017: reduce net income by EUR 265 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 61 million (December 31, 2017: EUR 78 million).

Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses and inflation) would reduce net income by EUR 9 million (December 31, 2017: EUR 15 million).

Deferred expenses

The movements in DPAC, deferred cost of reinsurance and deferred transaction costs over the first six months of 2018 compared with the first six months of 2017 can be summarized and compared as follows:

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2018	9,688	41	406
Costs deferred during the year	400	-	16
Amortizations through income statement	(408)	(13)	(11)
Shadow accounting adjustments	361	-	-
Net exchange differences	259	1	11
Other	(8)	-	-
At June 30, 2018	10,293	28	422

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2017	10,882	60	481
Costs deferred during the year	499	-	22
Amortizations through income statement	(555)	(6)	(15)
Shadow accounting adjustments	(107)	-	-
Net exchange differences	(757)	(4)	(33)
Other	98	-	-
At June 30, 2017	10,060	50	456

VOBA

The movement in VOBA over the first six months of 2018 compared with the first six months of 2017 can be summarized and compared as follows:

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EUR millions	First half 2018	First half 2017

At January 1	1,153	1,399
Additions	-	6
Amortization/depreciation through income statement	(63)	(90)
Shadow accounting adjustments	41	(10)
Net exchange differences	29	(93)
At June 30	1,160	1,213

2.3 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

a.	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, carried at fair value and presented as derivatives;
b.	Total return annuities: these guarantees are not bifurcated from their host contracts because they are presented and valued at fair value together with the underlying insurance contracts;
c.

Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, presented and valued in accordance with insurance accounting together with the underlying insurance contracts; and

d.

Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, and including all guarantees, are assessed periodically.

a.	Financial guarantees

In the United States, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Additionally, Aegon offers guarantees on variable annuities sold through its joint venture in Japan. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In the Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

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Liabilities for financial guarantees for minimum benefits

EUR millions	United States [1]	The Netherlands [2]	United Kingdom	Total [3]
At January 1, 2018	247	1,547	-	1,794
Incurred guarantee benefits [4]	(270)	(111)	-	(381)
Net exchange differences	(3)	-	-	(3)
At June 30, 2018	(26)	1,436	-	1,410
Balance at June 30, 2018
Account value [5]	32,966	8,711	-	41,676
Net amount at risk [6]	97	1,671	-	1,768

At January 1, 2017	405	1,555	68	2,028
Incurred guarantee benefits [4]	(114)	(8)	(37)	(158)
Paid guarantee benefits	(1)	-	-	(1)
Transfers to disposal groups	-	-	(30)	(30)
Net exchange differences	(42)	-	(2)	(44)
At December 31, 2017	247	1,547	-	1,794
Balance at December 31, 2017
Account value [5]	33,371	8,805	-	42,175
Net amount at risk [6]	94	1,737	-	1,831

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position.
[4]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[5]	Account value reflects the actual fund value for the policyholders.
[6]	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The decrease of incurred guarantee benefits mainly relates to positive equity returns and increasing interest rates.

Aegon Americas mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2018, the reinsured account value was EUR 2.0 billion (December 31, 2017: EUR 2.0 billion) and the guaranteed remaining balance was EUR 1.2 billion (December 31, 2017: EUR 1.2 billion).

The GMWB rider Aegon assumed from the ceding company is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At June 30, 2018, the contract had a value of EUR 29 million (December 31, 2017: EUR 34 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures and total return swap contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of interest rate swaps, treasury forwards and treasury futures to mitigate the effect of movements in interest rates on the reinsurance contracts.

Aegon the Netherlands provides guarantees to its customers on expiry date for certain insurance contracts. In order to mitigate the risks related to the guarantees Aegon the Netherlands has setup a hedging program. Aegon the Netherlands does not use reinsurance in order to mitigate risks related to insurance contracts with a guarantee component. The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value, which is the actual fund value of the policyholder.

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b.	Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists for the fixed annuity line of business and represents a closed block.

The fixed annuities product balance as of June 30, 2018, amounted to EUR 256 million (December 31, 2017: EUR 270 million).

c.	Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMDB in excess of the capital account balance at the reporting date.

The GMIB feature provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

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Liabilities for guarantees Americas
EUR millions	GMDB [1]	GMIB [2]	Total [4]

At January 1, 2018	364	608	972
Incurred guarantee benefits [5]	70	35	106
Paid guarantee benefits	(32)	(15)	(47)
Net exchange differences	12	18	30
At June 30, 2018	414	646	1,060

	GMDB [1,3]	GMIB [2,3]
Balance at June 30, 2018
Account value [6]	51,926	5,216
Net amount at risk [7]	1,491	534
Average attained age of contractholders	70	71

At January 1, 2017	531	849	1,381
Incurred guarantee benefits [5]	(49)	(121)	(171)
Paid guarantee benefits	(60)	(26)	(86)
Net exchange differences	(58)	(94)	(153)
At December 31, 2017	364	608	972

	GMDB [1,3]	GMIB [2,3]
Balance at December 31, 2017
Account value [6]	52,070	5,270
Net amount at risk [7]	1,309	474
Average attained age of contractholders	69	70

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; Therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position.
[5]

Incurred guarantee benefit mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.

[6]	Account value reflects the actual fund value for the policyholders.
[7]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

d.	Minimum investment return guarantees in the Netherlands

The traditional life and pension products offered by Aegon in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of traditional accumulation products written. Older generations contain a 4% guarantee; in 1999 the guarantee decreased to 3% and in 2013 the guarantee decreased to 0%.

The traditional group pension contracts offered by Aegon in the Netherlands include large group insurance contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the maximum of 0% and the realized return on an asset portfolio specified in the policy conditions, adjusted for technical interest rates ranging from 3% to 4%. If the adjusted return is negative, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses within the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period.

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts.

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The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

Liabilities for guarantees The Netherlands
EUR millions	GMI [1,2]

At January 1, 2018	4,719
Incurred guarantee benefits [3]	68
At June 30, 2018	4,787

Balance at June 30, 2018
Account value [4]	18,583
Net amount at risk [5]	4,564

At January 1, 2017	5,542
Incurred guarantee benefits [3]	(823)
At December 31, 2017	4,719

Balance at December 31, 2017
Account value [4]	18,754
Net amount at risk [5]	4,440

[1]	Guaranteed minimum investment return in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position.
[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[4]	Account value reflects the liability value of the insurance contracts as a whole.
[5]

The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recoqnized.

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 14 of the interim financial statements.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 22.9 % at June 30, 2018, and 23.4% at December 31, 2017. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Disclosure on interest rate risk, including interest rate risk sensitivity is included in note 4 Financial risks.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees.

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Guarantees valued at fair value contributed a net gain before tax of EUR 28 million for the six months ended Jun 30, 2018 (six months ended June 30, 2017: loss of EUR 69 million). The main drivers of this net gain before tax are a gain related to increase in risk free rates of EUR 332 million (six months ended June 30, 2017: EUR 439 million gain), a gain of EUR 132 million related to an increase of own credit spread (the first six months of 2017: EUR 120 million loss), and a gain of EUR 55 million related to an increase in equity markets (six months ended June 30, 2017: EUR 511 million gain). Partly offset by fair value losses on guarantee reserve hedges of EUR 394 million (six months ended June 30, 2017: EUR 1,049 million loss), a loss of EUR 99 million related to DPAC offset and other (the first six months of 2017: EUR 111 million gain) and EUR 2 million loss (six months ended June 30, 2017: EUR 51 million gain) from increases in equity volatilities.

Guarantee reserves decreased EUR 288 million in the first six months of 2018 (six months ended June 30, 2017: decrease of EUR 796 million).

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2.4 Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of June 30, 2018, and December 31, 2017:

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
June 30, 2018
Debt securities, money market instruments and other
United States government	6,889	684	(84)	7,489	5,289	2,200
Dutch government	4,987	1,113	(4)	6,095	6,008	87
Other government	11,512	1,115	(65)	12,563	11,373	1,189
Mortgage-backed securities	6,924	396	(115)	7,205	3,719	3,486
Asset-backed securities	5,093	60	(32)	5,121	2,903	2,218
Corporate	39,219	2,139	(762)	40,597	24,599	15,997
Money market investments	6,152	-	-	6,152	5,934	219
Other	925	110	(72)	964	758	206
Total	81,701	5,618	(1,134)	86,185	60,584	25,601

Of which held by Aegon Americas, NL and UK	74,798	5,413	(980)	79,231	57,631	21,600

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
December 31, 2017
Debt securities, money market instruments and other
United States government	8,011	936	(101)	8,846	6,805	2,041
Dutch government	4,799	992	(11)	5,781	4,885	896
Other government	11,746	838	(17)	12,568	11,501	1,067
Mortgage-backed securities	7,326	424	(56)	7,694	5,569	2,126
Asset-backed securities	4,624	92	(17)	4,698	3,878	820
Corporate	37,168	3,663	(218)	40,613	34,945	5,668
Money market investments	6,690	-	-	6,690	5,642	1,048
Other	765	98	(73)	791	597	193
Total	81,130	7,043	(493)	87,681	73,822	13,858

Of which held by Aegon Americas, NL and UK	74,672	6,665	(464)	80,873	68,385	12,488

Unrealized bond losses by sector

The composition by industry category of Aegon’s available-for-sale (AFS) debt securities, money market investments and other in an unrealized loss position at June 30, 2018, and December 31, 2017, is presented in the following table:

Unrealized losses - debt securities, money market investments and other

EUR millions	Jun. 30, 2018		Dec. 31, 2017

	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Residential mortgage-backed securities (RMBSs)	874	(41)	732	(30)
Commercial mortgage-backed securities (CMBSs)	2,143	(62)	1,140	(22)
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	1,024	(7)	87	(2)
ABSs - Other	949	(19)	603	(13)
Financial Industry - Banking	2,148	(72)	663	(39)
Financial Industry - Insurance	555	(26)	231	(7)
Financial Industry - Other	1,277	(49)	1,411	(10)
Industrial	8,335	(444)	3,330	(132)
Utility	1,160	(61)	375	(14)
Government	2,930	(128)	3,722	(123)
Other	205	(72)	193	(73)
Total held by Aegon Americas, NL and UK	21,600	(980)	12,488	(464)
Held by other segments	4,001	(154)	1,371	(29)
Total	25,601	(1,134)	13,858	(493)

As of June 30, 2018, there are EUR 5,413 million (December 31, 2017: EUR 6,665 million) of gross unrealized gains and EUR 980 million (December 31, 2017: EUR 464 million) of gross unrealized losses in the AFS debt securities, money markets and other portfolio of Aegon Americas, Aegon the Netherlands and Aegon UK.

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Financial and credit market conditions were mixed during the first half of 2018. Developed-world growth continued to show strength as policy makers became increasingly comfortable with ending or reversing accommodative credit market policies. Emerging Market economies, in general, continued to improve as commodity prices remained firm. Global equity market returns were mixed, as only the US NASDAQ produced double-digit returns among major market indices. The US dollar strengthened against European currencies, but weakened versus the Japanese yen. The US Federal Reserve tightened by 50 basis points in the first half of 2018, reflecting strong labour conditions and healthy economic growth. Long-term US Treasury rates rose along with short rates. Corporate default rates remained low, but credit spreads were generally wider. Oil prices rose. Wider credit spreads and higher US treasury rates decreased the market values of fixed income holdings.

The European Central Bank announced the end of its QE program, while it surprised the market with its promise to keep rates at their current level until the summer of 2019. Economic momentum within the Eurozone slowed in the first half, but remains well above trend growth levels. Italian elections resulted in a coalition of anti-establishment parties. The ensuing uncertainty resulted in wider spreads on Italian bonds. Protectionist measures remain a key threat to the global economy. The US administration implemented tariffs on steel and aluminum. It also implemented tariffs on USD 50 billion of imports from China, which was followed by a retaliatory response. So far the economic impact is likely to be small, but could increase if it develops in a wider trade conflict.

Impairment of financial assets

Aegon regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations by the issuer, 5) high probability of bankruptcy of the issuer, or 6) downgrades by internationally recognized credit rating agency. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows.

In the sections below a description is provided on the composition of the categories of debt securities and money market investments. Individual issuers rated below investment grade in any sector which have unrealized loss positions greater than EUR 25 million are disclosed separately. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P, Moody’s and Fitch) and Aegon’s internal rating of the counterparty.

Residential mortgage-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 3,114 million (December 31, 2017: EUR 3,557 million) of residential mortgage-backed securities available-for-sale (RMBS), of which EUR 2,680 million (December 31, 2017: EUR 2,985 million) is held by Aegon Americas, EUR 434 million (December 31, 2017: EUR 556 million) by Aegon the Netherlands, and nil (December 31, 2017: EUR 17 million) by Aegon UK. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon Americas RMBS available-for-sale (AFS) portfolio.

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AFS RMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	843	212	-	-	-	1,055	1,048
Prime jumbo	-	3	-	6	115	124	127
Alt-A	-	41	19	7	259	327	433
Negative amortization floaters	-	-	-	12	459	471	553
Other housing	-	10	13	17	385	424	519
At June 30, 2018	843	266	31	42	1,218	2,400	2,680

Of which insured	-	1	22	5	131	159	147

AFS RMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,025	270	-	-	-	1,295	1,298
Prime jumbo	-	-	-	5	124	130	136
Alt-A	-	33	20	8	277	337	437
Negative amortization floaters	-	-	-	-	502	502	584
Other housing	-	9	17	30	397	453	530
At December 31, 2017	1,025	312	37	43	1,300	2,717	2,985

Of which insured	-	-	24	5	146	175	166

A significant part of Aegon Americas RMBS holdings are rated < BBB, as the issuances took place before the United States housing downturn that started in 2007.

Additionally, Aegon Americas has investments in RMBS of EUR 37 million (December 31, 2017: EUR 40 million), which are classified as fair value through profit or loss.

RMBS of Aegon Americas are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. Aegon’s RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A, Negative Amortization and subprime RMBS are as follows: prepayment assumptions range from approximately 0% to 28% with a weighted average of approximately 5.5% (December 31, 2017: 5.5%), assumed defaults on delinquent loans range from 0% to 100% with a weighted average of approximately 80.4% (December 31, 2017: 77.6%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 24% to 103%, with a weighted average of approximately 59.2% (December 31, 2017: 58.3%).

Once the entire pool is modeled, the results are closely analyzed by Aegon’s asset specialists to determine whether or not Aegon’s particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held.

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Aegon the Netherlands uses its own proprietary cash flow tools to analyse and stress test RMBS transactions. The key input parameters are default rates and loss given default assumptions, which are established based on historical pool characteristics and current loan level data. Cash flows for each bond are modelled in 225 scenarios of varying severity, ranging from our base case to extreme stress to even unrealistic scenarios to establish breaking points of the tranche. The model takes all deal characteristics, such as waterfall or reserve funds, into account and gives us detailed insight in the risk of principal loss or deferral of contractual cash flows.

The total gross unrealized loss on available-for-sale RMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounted to EUR 41 million (December 31, 2017: 30 million), of which EUR 41 million (December 31, 2017: EUR 29 million) relates to positions of Aegon Americas. The total net unrealized gain on available-for-sale RMBS was EUR 287 million (December 31, 2017: EUR 284 million), including a EUR 280 million (December 31, 2017: EUR 268 million) net unrealized gain relating to positions of Aegon Americas The housing market in the United States continues to be robust, evidenced by rising home prices and strong sales volume, although the pace of improvement is slowing compared to initial post-financial crisis years. The housing market is still benefiting from improving employment, historically low inventory, rising household formation rates, income growth, and modest credit easing. This is manifesting itself in lower borrower delinquencies, increased recoveries upon liquidation, and shorter timelines to sell properties. These factors have contributed to continued credit spread tightening across the asset class.

In general, the European housing market showed further improvement in the first half of 2018. House prices are increasing and affordability remains high. Economic growth continues to pick up and supports the positive trend in the labour market. This is clearly beneficial for consumer risk in general and retail mortgages in particular. While the net supply in the European RMBS markets is still negative, primary markets are very active. Besides securitizations of legacy pools which are still being securitized, RMBS backed by new origination is increasing. Improving fundamentals, deleveraging of the deals and collateral, and negative net supply (together with increasing demand) combined, resulted in tightening of credit spreads.

There are no individual issuers rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas’s available-for-sale (AFS) RMBS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2018	Level II	Level III	Dec. 31, 2017
RMBS	2,634	46	2,680	2,931	54	2,985

Commercial mortgage-backed securities

As of June, 30, 2018, Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 3,543 million (December 31, 2017: EUR 3,549 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 3,384 million (December 31, 2017: EUR 3,375 million) is held by Aegon Americas, EUR 130 million (December 31, 2017: EUR 146 million) by Aegon UK and EUR 28 million (December 31, 2017: EUR 28 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

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The total gross unrealized loss on available-for-sale CMBS of Aegon Americas amounted to EUR 62 million as of June 30, 2018 (December 31, 2017: EUR 22 million). The total net unrealized gain on the available-for-sale CMBS as of June 30, 2018, is EUR 4 million (December 31, 2017: EUR 81 million). A loss of EUR 36 million (December 31, 2017: EUR 36 million gain) relates to positions of Aegon Americas, more than offset by a gain of EUR 39 million (December 31, 2017: EUR 44 million) from Aegon UK. CMBS fundamentals remain stable. Commercial real estate valuation increases have slowed. The delinquency rate continues to fall as distressed legacy loan resolutions outpace new defaults and positive net supply increases the total outstanding balance. Liquidity remains reasonable for the CMBS market. The increase in unrealized loss on available for sale CMBS is mainly caused by lower prices in the US CMBS sector since the start of the year which are mostly driven by broader market moves from higher interest rates.

The tables below summarizes the credit quality of Aegon America’s available-for-sale (AFS) CMBS portfolio. Additionally, Aegon Americas has EUR nil in CMBS (December 31, 2017: EUR nil), which are classified as fair value through profit or loss.

CMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	2,700	573	64	3	75	3,416	3,381
CMBS and CRE CDOs	-	-	-	-	4	4	4
At June 30, 2018	2,700	573	64	3	79	3,420	3,384

CMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	2,626	559	63	3	84	3,335	3,372
CMBS and CRE CDOs	-	-	-	-	4	4	3
At December 31, 2017	2,626	559	63	3	88	3,339	3,375

CMBS of Aegon Americas are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and several stress-case scenarios by Aegon’s internal CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with Aegon’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur.

As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of June 30, 2018.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas available-for-sale (AFS) CMBS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2018	Level II	Level III	Dec. 31, 2017
CMBS	3,381	4	3,384	3,372	3	3,375

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Asset-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 4,728 million (December 31, 2017: EUR 4,314 million) of AFS ABS instruments of which EUR 2,687 million (December 31, 2017: EUR 2,429 million) is held by Aegon, EUR 1,978 million (December 31, 2017: EUR 1,799 million) by Aegon the Netherlands and EUR 63 million (December 31, 2017: EUR 88 million) by Aegon UK. Additionally, Aegon Americas has investments in ABS of EUR 10 million (December 31, 2017: EUR 10 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on available-for-sale ABS of Aegon Americas, Aegon the Netherlands and Aegon UK amounted to EUR 26 million as of June 30, 2018 (December 31, 2017: EUR 15 million). Aegon Americas has EUR 21 million (December 31, 2017: EUR 12 million) of this gross unrealized loss and Aegon the Netherlands, EUR 4 million (December 31, 2017: EUR 2 million). In the United States, increasing investor demand has been met with new issuance in the asset-backed sector. The combination of these factors has led to varied performance by sector with most sectors exhibiting tighter credit spreads over the course of the year. European ABS markets fared well through otherwise volatile financial markets in the first half of 2018. Against a benign macroeconomic backdrop and increasing demand for European ABS, spreads continued to tighten and resulted in positive performance. The majority of European ABS sectors is now trading at their tightest levels since the financial crisis. Especially the ABS sectors and bonds that are in the scope of the European Central Bank’s asset backed securities purchase program are slowly approaching their all-time lows, helped by low issuance volumes and sizeable demand. Our expectation of further improving fundamentals, the negative net supply and increase in demand will continue to put downward pressure on spreads for the foreseeable future.

The breakdown by quality of the available-for-sale (AFS) ABS portfolio of Aegon Americas, Aegon the Netherlands and Aegon UK is as follows:

ABS Americas, NL and UK
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	154	19	-	-	-	173	181
Autos	227	-	60	2	-	289	287
Small business loans	-	1	2	4	58	66	69
CDOs backed by ABS, Corp. bonds, Bank loans	1,647	510	229	162	49	2,597	2,599
Other ABS	571	92	807	90	10	1,570	1,593
At June 30, 2018	2,599	622	1,098	258	118	4,695	4,728

ABS Americas, NL and UK
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	170	19	-	30	-	219	229
Autos	226	-	64	2	-	292	292
Small business loans	-	-	3	6	62	70	74
CDOs backed by ABS, Corp. bonds, Bank loans	1,467	407	224	120	46	2,265	2,281
Other ABS	494	76	738	81	6	1,395	1,438
At December 31, 2017	2,357	503	1,029	238	114	4,242	4,314

There were no individual issuers rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

EUR millions	Level II	Level III	Jun. 30, 2018	Level II	Level III	Dec. 31, 2017
ABSs	3,745	984	4,728	3,411	903	4,314

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The fair values of Aegon Americas, Aegon the Netherlands and Aegon UK available-for-sale (AFS) ABS instruments were determined as follows:

Corporate - Financial sector

The Corporate – Financial sector is further subdivided into banking, brokerage, insurance, REIT’s and Financial – Other sub-sectors. A majority of the gross unrealized loss in Aegon’s available-for-sale portfolio is from the banking sub-sector.

Corporate – Financial Sector – Banking Sub-Sector

The Banking sub-sector in Aegon’s portfolio is relatively large, diverse, and of high quality. Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 6,358 million (December 31, 2017: EUR 6,793 million) of AFS bonds issued by banks. In aggregate, the gross unrealized loss on these bonds amounted to EUR 72 million (December 31, 2017: EUR 39 million) and the net unrealized gain on these bonds amounted to EUR 85 million (December 31, 2017: EUR 323 million).

Bank regulators continue to implement a wide array of reforms designed to strengthen capital levels, reduce balance sheet risk and improve liquidity in an ongoing effort to reduce systemic risk and harmonize global bank regulation. Both regulators and central governments are adopting new bank guidelines designed to improve ‘resolvability’ in an attempt to ensure that banks can ‘fail’ in an orderly manner without the use of taxpayer money. While most banks already meet new capital and liquidity requirements, well ahead of regulatory deadlines, they are now in the process of issuing loss absorbing securities and altering their legal, financial and operating structures. Bank balance sheet repair and risk reduction is expected to continue. Globally, risk concentrations on bank balance sheets continue to exist but confidence in the sector has increased materially since the financial crisis.

Within the Banking sub-sector, Aegon holds EUR 475 million (December 31, 2017: EUR 629 million) of deeply subordinated securities with deferrable coupons that have an associated unrealized loss of EUR 4 million (December 31, 2017: EUR 10 million).

There are no individual issuers rated below investment grade in the Banking sub-sector which has unrealized losses greater than EUR 25 million.

Corporate - Industrial sector

The Industrial sector is further subdivided into various sub-sectors. A majority of Aegon’s available-for-sale portfolio gross unrealized loss is in the Consumer Non-Cyclical sub-sector.

Corporate - Industrial sector – Consumer Non-Cyclical sub-sector

Within the Consumer Non-Cyclical sub-sector, Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 6,046 million (December 31, 2017: EUR 6,793 million) of AFS bonds. In aggregate, the gross unrealized loss on these bonds amounted to EUR 132 million (December 31, 2017: EUR 39 million) and the net unrealized gain on these bonds amounted to EUR 231 million (December 31, 2017: EUR 323 million).

The Consumer Non-Cyclical sub-sector encompasses various industries ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food, beverage and pharmaceuticals. Some large food and beverage balance sheets have weakened due to debt-financed acquisitions, driven by the low-to-no growth environment in traditional packaged food and beverages. More recently, inflation in packaging and freight have weighed on food and beverage margins, making de-levering trajectories less certain. In the pharmaceutical sector, share repurchases, dividend payments and merger and acquisitions have been a use of capital, at times resulting in additional leverage. Some pharmaceutical companies face product concentration and or patent risk which has raised concerns that future growth may not be as robust as what was experienced in the past. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2018.

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There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Corporate – industrial sector - Energy sub-sector

Within the Energy sub-sector, Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 4,039 million (December 31, 2017: EUR 6,793 million) of AFS bonds. In aggregate, the gross unrealized loss on these bonds amounted to EUR 80 million (December 31, 2017: EUR 39 million) and the net unrealized gain on these bonds amounted to EUR 141 million (December 31, 2017: EUR 323 million).

The Energy sub-sector encompasses various industries including integrated oil and gas producers, independent oil and gas producers, midstream processing and transport, oil field services and drilling, and refining. The majority of the gross unrealized loss relates to oil field services and drilling, as well as refining companies. Lower oil and natural gas prices have reduced cash flow for upstream oil and gas producers. Oil field service and drilling companies have been pressured by reduced capital spending by their upstream client base and margin compression from price concessions and new capacity additions. While refiners have seen positive impacts from lower feedstock costs, margins have softened due to high refined product inventory levels. Commodity price pressure has been the result of strong non-OPEC supply growth, reduced supply disruptions, high global inventories and concerns on softening global demand. In response, OPEC has coordinated an agreement to cut production levels in an effort to reduce global inventories and increase prices. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2018.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Corporate - Industrial sector – Transportation sub-sector

Within the Transportation sub-sector, Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 1,737 million (December 31, 2017: EUR 1,787 million) of AFS bonds. In aggregate, the gross unrealized loss on these bonds amounted to EUR 52 million (December 31, 2017: EUR 9 million) and the net unrealized gain on these bonds amounted to EUR 28 million (December 31, 2017: EUR 117 million).

The Transportation sub-sector can be further divided into airlines, railroads and transportation services. The majority of the gross unrealized loss relates to completed and operating private infrastructure, such as airports, ports and toll roads. These investments tend to trade at tighter yields than the broader transportation sector due to limited competition and the benefit of security in long-life asset. Across the public credits, increases in fuel were a notable headwind, as well as North American railroads adopting more aggressive financial policies following lowered corporate tax rates. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments impaired as of June 30, 2018.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

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Corporate - Utility sector

The Utility sector is further subdivided into various sub-sectors. A majority of Aegon’s available-for-sale portfolio gross unrealized loss is in the Electric sub-sector.

Corporate - Utility sector – Electric sub-sector

Within the Electric sub-sector, Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 3,276 million (December 31, 2017: EUR 3,163 million) of AFS bonds. In aggregate, the gross unrealized loss on these bonds amounted to EUR 56 million (December 31, 2017: EUR 13 million) and the net unrealized gain on these bonds amounted to EUR 183 million (December 31, 2017: EUR 361 million).

Regulated electric utilities, which account for the majority of debt issuance in the sector, continue to produce predictable cash flow and credit trends have been stable for most companies operating in the United States, although, M&A has continued in the sector with some adding incremental leverage. The low natural gas price environment has generally been beneficial for regulated utilities because it has had the effect of decreasing the fuel component on customer’s bills. Lower all in cost to the customer generally enables increases in other operating costs to be passed through with less regulatory lag.

Unregulated merchant power generators operating in the United States continue to be negatively impacted by low natural gas prices and the corresponding low electricity prices as well as reduced customer usage. These companies have experienced margin pressure for their coal and nuclear generation assets. Absent a recovery in electricity prices, credit fundamentals for merchant generators could show further deterioration, however, capacity auctions have shown improvement and most companies have taken actions to navigate this difficult environment including consolidation, cost cutting, expanding retail operations and de-levering balance sheets. AEGON evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2018.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Government bonds

Aegon Americas, Aegon the Netherlands and Aegon UK’s government issued available-for-sale debt securities include emerging market government bonds, US Treasury bonds, agency and state bonds. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2018.

There are no individual issuers rated below investment grade in the government sector which have unrealized loss positions greater than EUR 25 million.

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Unrealized loss by maturity

The table below shows the composition by maturity of all available-for-sale debt securities in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	Jun. 30, 2018		Dec. 31, 2017
EUR millions	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	386	(14)	466	(6)
Over 1 through 5 years	4,274	(73)	1,937	(31)
Over 5 through 10 years	9,092	(360)	4,580	(95)
Over 10 years	7,424	(462)	4,263	(258)
Total	21,176	(909)	11,246	(391)

The unrealized loss increased during 2018 due to widening credit spreads and rising interest rates.

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	Jun. 30, 2018		Dec. 31, 2017
EUR millions	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
AAA	5,697	(157)	4,924	(135)
AA	1,394	(41)	1,037	(17)
A	5,012	(191)	1,775	(45)
BBB	7,270	(353)	2,339	(70)
BB	789	(60)	507	(39)
B	662	(54)	323	(32)
Below B	352	(53)	341	(54)
Total	21,176	(909)	11,246	(391)

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.

	Jun. 30, 2018
EUR millions	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	14,165	1,158	(420)	(73)
6 – 12 months	2,147	205	(96)	(19)
> 12 months	3,061	439	(225)	(76)
Total	19,373	1,803	(741)	(167)

	Dec. 31, 2017
EUR millions	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	4,106	485	(46)	(15)
6 – 12 months	1,479	62	(9)	(5)
> 12 months	4,490	624	(211)	(105)
Total	10,076	1,171	(266)	(125)

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost in Aegon Americas, Aegon the Netherlands and Aegon UK.

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Aging and severity unrealized losses debt securities
	Jun. 30, 2018		Dec. 31, 2017
EUR millions	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	1,154	(71)	482	(13)
CV 40-70% of amortized cost	4	(2)	3	(2)
CV < 40% of amortized cost	-	-	-	-
0-6 months	1,158	(73)	485	(15)

CV 70-100% of amortized cost	205	(18)	62	(5)
CV 40-70% of amortized cost	-	-	-	-
CV < 40% of amortized cost	-	-	-	-
6-12 months	205	(19)	62	(5)

CV 70-100% of amortized cost	60	(8)	67	(10)
CV 40-70% of amortized cost	7	(3)	8	(4)
CV < 40% of amortized cost	-	-	-	-
12-24 months	67	(11)	75	(13)

CV 70-100% of amortized cost	350	(43)	511	(63)
CV 40-70% of amortized cost	14	(9)	30	(16)
CV < 40% of amortized cost	8	(12)	8	(12)
> 24 months	373	(65)	549	(92)
Total	1,803	(167)	1,171	(125)

There are no individual issuers rated below investment grade which has an unrealized loss greater than EUR 25 million.

Realized gains and losses on debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK

The following table provides the realized gains and losses on the debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK for the six months ended June 30, 2018, and June 30, 2017. Gross realized gains decreased in June 30 2018, compared to June 30, 2017 mainly due to the gains from Wilton Re, EUR 1,092 million, included in June 30 2017 for Aegon Americas.

Gross realized gains and (losses)
EUR millions	Gross realized gains	Gross realized losses

June 30, 2018
Debt securities	87	(179)

June 30, 2017
Debt securities	1,778	(109)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Gross realized losses
EUR millions	0 -12 months	>12 months	Total

June 30, 2018
Debt securities	(55)	(124)	(179)

June 30, 2017
Debt securities	(92)	(16)	(109)

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Impairment losses and recoveries

The composition of Aegon Americas, Aegon the Netherlands and Aegon UK’s bond impairment losses and recoveries by issuer for the periods ended June 30, 2018, and June 30, 2017, is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	Jun. 30, 2018	Jun. 30, 2017
EUR millions	(impairment) Recovery	(impairment) Recovery

Impairments:
Other (none individually greater than EUR 25 million)	(1)	(11)
Subtotal	(1)	(11)

Recoveries:
Total recoveries on previously impaired securities	19	10
Subtotal	19	10

Net (impairments) and recoveries	17	(1)

Net (impairments) and recoveries

In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

Equity instruments classified as available-for-sale

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined within Aegon as an unrealized loss position for more than six months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, internal equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 2 million of impairment charges for the six months ended June 30, 2018 (twelve months ended December 31, 2017: EUR 2 million) for Aegon Americas, Aegon the Netherlands and Aegon UK.

As of June 30, 2018, there are EUR 52 million of gross unrealized gains and EUR 12 million of gross unrealized losses in the equity portfolio of Aegon Americas, Aegon the Netherlands and Aegon UK (December 31, 2017: EUR 62 million of gross unrealized gains and EUR 13 million of gross unrealized losses). There are no securities held by Aegon with an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by Aegon Americas, Aegon the Netherlands and Aegon UK.

Unrealized gains and losses on shares
EUR millions	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses

June 30, 2018
Shares	390	430	40	387	52	43	(12)

December 31, 2017
Shares	386	434	49	401	62	34	(13)

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The composition of shares by industry sector in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK at June 30, 2018, and December 31, 2017 is presented in the following table.

Unrealized losses on shares
	Jun. 30, 2018		Dec. 31, 2017

EUR millions	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Financials	28	(10)	19	(12)
Other	14	(2)	14	(2)
Total	43	(12)	34	(13)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas, Aegon the Netherlands and Aegon UK were below cost prior to their impairment during the first six months of 2018 and during the first six months of 2017.

Impairment losses on shares
EUR millions	0 - 6 months

June 30, 2018
Shares	-

June 30, 2017
Shares	(5)

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2.5 Results of Operations – first half 2018 compared with first half 2017

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the table below in addition to note 3 Segment information of the condensed consolidated interim financial statements of Aegon N.V. (unaudited) included in Item 1. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom and Mexico.

The table also includes the non-IFRS financial measure: net underlying earnings. This is the after-tax equivalent of underlying earnings before tax. The reconciliation of net underlying earnings to the most comparable IFRS measure is presented in the following table.

Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented in this report. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before making a comparison. Aegon believes the non-IFRS measures present within this report, when read together with Aegon’s reported IFRS financial statements, provides meaningful supplemental information for the investing public about the underlying operating results of Aegon’s businesses, including insight into the financial measures that senior management uses in managing the businesses. This enables them to evaluate Aegon’s businesses after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (as companies may use different local generally accepted accounting principles (GAAPs)), and this may make the comparability difficult between time periods.

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i Results 2018 worldwide

Results Worldwide	First half	First half
Amounts in EUR millions	2018	2017	%

Net underlying earnings	863	754	15
Tax on underlying earnings	201	288	(30)
Underlying earnings before tax geographically
Americas	602	653	(8)
The Netherlands	318	273	17
United Kingdom	69	68	1
Central & Eastern Europe	41	36	14
Spain & Portugal	7	6	25
Europe	435	383	14
Asia	31	23	38
Asset Management	83	69	19
Holding and other activities	(87)	(87)	(1)
Underlying earnings before tax	1,064	1,041	2
Fair value items	(11)	(139)	92
Gains / (losses) on investments	(67)	187	n.m.
Net impairments	-	1	n.m.
Other income / (charges)	(294)	297	n.m.
Run-off businesses	(7)	41	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	685	1,427	(52)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	27	25	7
Income tax	(199)	(420)	53
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(27)	(25)	(7)
Net income	486	1,008	(52)

Commissions and expenses	3,269	3,314	(1)
of which operating expenses	1,863	1,984	(6)

New life sales
Americas	212	251	(16)
The Netherlands	52	49	6
United Kingdom	18	17	6
Central & Eastern Europe	42	41	2
Spain & Portugal	27	25	10
Europe	140	132	6
Asia	70	86	(18)
Total recurring plus 1/10 single	422	469	(10)

Gross deposits (on and off balance)
Americas	19,892	22,123	(10)
The Netherlands	4,328	3,899	11
United Kingdom	7,283	8,632	(16)
Central & Eastern Europe	185	150	24
Spain & Portugal	17	13	29
Europe	11,813	12,694	(7)
Asia	76	121	(37)
Asset Management	32,167	24,498	31
Total gross deposits	63,949	59,436	8

Unaudited	Page 55

Revenues geographically first half 2018

Worldwide revenues geographically Amounts in EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Aegon Asset Management	Holdings, other activities and eliminations	Segment total	Associates and Joint Ventures eliminations	Consolidated

Total life insurance gross premiums	3,392	902	3,900	205	116	5,124	440	-	1	8,956	(313)	8,644
Accident and health insurance premiums	810	152	15	1	94	262	50	-	-	1,123	(24)	1,099
Property & casualty insurance premiums	-	70	-	116	56	243	-	-	-	243	(56)	187
Total gross premiums	4,202	1,125	3,915	322	267	5,629	490	-	1	10,322	(393)	9,929
Investment income	1,494	1,109	765	24	18	1,915	128	3	(1)	3,539	(29)	3,510
Fees and commision income	951	98	105	24	7	234	30	326	(102)	1,440	(128)	1,312
Other revenue	2	-	-	-	-	-	1	1	2	5	(4)	2
Total revenues	6,650	2,332	4,785	370	292	7,779	649	330	(100)	15,307	(554)	14,752
Number of employees, including agent employees	8,839	3,135	3,221	2,393	538	9,287	5,939	1,441	360	25,867

Segment information

Europe covers the following operating segments: The Netherlands, United Kingdom, Central & Eastern Europe, Spain & Portugal. This segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as Aegon’s chief operating decision maker. For Europe, the underlying businesses are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in this section. Management is of the opinion that presenting the information for the entire European area is beneficial to the users of the financial information as it aligns to how Aegon management is looking at the information following convergence in Europe from a regulatory standpoint and financial markets perspective.

For further details, refer to note 3 of Notes to the Condensed consolidated interim financial statements of Aegon N.V. (unaudited) included in Item 1.

Results first half 2018 Worldwide

Aegon’s net income declined compared with the first half of 2017 to EUR 486 million in the first six months of 2018. Underlying earnings before tax increased by 2% compared with the first half of 2017 to EUR 1,064 million in the first six months of 2018, as expense savings, a higher investment margin in the Netherlands, performance fees, and growth in Asia more than offset adverse currency movements. Realized losses of EUR 67 million in the first half of 2018 mainly related to regular trading in the investment portfolio. Income before tax in the first half of 2018 was impacted by Other charges of EUR 294 million, mostly due to a loss on the sale of Aegon Ireland and charges related to restructuring programs. Income tax amounted to EUR 199 million in the first six months of 2018, which implies an effective tax rate for the first half of 2018 of 29%, adversely impacted by a one-time tax expense related to last year’s divestment of the majority of the run-off businesses.

Net income

The net income amounted to EUR 486 million in the first half of 2018 and reflects growth in underlying earnings before tax as well as realized losses on investments, restructuring and integration expenses, and a book loss on the sale of Aegon Ireland.

Underlying earnings before tax

Aegon’s underlying earnings before tax in the first six months of 2018 increased by 2% compared with the first half of 2017 to EUR 1,064 million. This was mainly driven by expense savings, a higher investment margin in the Netherlands, performance fees, and growth in Asia, which more than offset adverse currency movements.

-

Underlying earnings before tax from the Americas decreased by 8%, compared with the first half of 2017, to EUR 602 million in the first six months of 2018 driven by the weakening of the US dollar compared to the euro. On a constant currency basis underlying earnings before tax were up by 3%, as expense savings more than offset adverse mortality. The first half year of 2018 included EUR 55 million unfavorable mortality, compared with EUR 34 million in the same period last year, across the Life and Fixed Annuity businesses.

Unaudited	Page 56

-

Underlying earnings before tax from Aegon’s operations in Europe increased by 14%, compared with the first half of 2017, to EUR 435 million in the first six months of 2018. This was the result of growth in all regions, most notably in the Netherlands. Underlying earnings before tax growth compared with the first half of 2017 was mostly driven by a higher investment margin from the shift to higher-yielding assets, lower funding costs and growth of the bank’s balance sheet, and lower expenses. Furthermore, underlying earnings before tax from non-life benefited from EUR 22 million in provision releases related to the disability business.

-

Aegon’s underlying earnings before tax in Asia increased by 38%, compared with the first half of 2017, to EUR 31 million in the first six months of 2018 as a result of higher underlying earnings before tax across all business lines. The increase in underlying earnings before tax from the HNW businesses was the result of higher investment yields and favorable claims experience. The other business lines benefited from expense savings and business growth, particularly in China.

-

Underlying earnings before tax from Aegon Asset Management increased by 19%, compared with the first half of 2017, to EUR 83 million in the first six months of 2018 as a result of a EUR 18 million increase in performance fees, mostly driven by Aegon’s Chinese asset management joint venture.

-	Underlying earnings before tax from the holding remained stable at a loss of EUR 87 million, as expense savings offset temporary higher interest expenses due to refinancing activities.

Fair value items

The loss from fair value items amounted to EUR 11 million in the first half of 2018. Positive real estate revaluations in the Netherlands were offset by losses in the Netherlands and the United States on hedges in place to protect Aegon’s capital position.

Realized gains / (losses) on investments

Realized losses on investments totaled EUR 67 million in the first half of 2018, as losses from the sale of US treasuries more than offset gains as a result of portfolio optimization in the Netherlands and the United Kingdom.

Impairment charges

Net impairments amounted to nil and reflect the continued benign credit environment.

Other charges

Other charges of EUR 294 million in the first half of 2018 were mainly driven by a book loss on the sale of Aegon Ireland and restructuring expenses in the United Kingdom, Spain and United States.

In Europe, Other charges of EUR 179 million in the first half of 2018 were partly driven by the EUR 93 million book loss on the sale of Aegon Ireland, which closed on April 3, 2018. Restructuring and integration expenses in the United Kingdom and Spain totaled EUR 59 million in the first half of 2018. In the United Kingdom, a reserve strengthening of EUR 49 million for the residual annuity book in the first half of 2018 was driven by the abovementioned portfolio optimization, which led to EUR 20 million realized gains in the first six months of the year. These items were partly offset by a benefit of EUR 27 million from assumption changes and model updates in the first half of 2018.

In the United States, Other charges of EUR 88 million in the first half of 2018 were largely the result of EUR 98 million transition and conversion charges related to the agreement with TCS to administer Aegon’s US insurance and annuity business lines. During the first half of 2018, Transamerica conducted its annual assumption review, which resulted in a charge of EUR 32 million. The IFRS assumption review for Long-Term Care resulted in no material changes. These items were partly compensated by a EUR 45 million gain in the first half of 2018 related to last year’s divestment of the majority of the run-off businesses to Wilton Re.

Unaudited	Page 57

Other charges at the holding amounted to EUR 21 million in the first half of 2018 and were driven by IFRS 9 / 17 implementation expenses.

Run-off businesses

The result from run-off businesses declined, compared with the first half of 2017, to a loss of EUR 7 million in the first six months of 2018 due to the divestment of the majority of the remainder of these run-off businesses in 2017.

Income tax

Income tax amounted to EUR 199 million in the first six months of 2018, which implies an effective tax rate for the first half of 2018 of 29%, adversely impacted by a one-time tax expense related to last year’s divestment of the majority of the run-off businesses. The effective tax rate on underlying earnings before tax was 19% in the first half of 2018 compared with 28% in the first half of 2017. This decrease reflects the lowering of the nominal corporate tax rate in the United States from 35% to 21%.

Commissions and expenses

Commissions and expenses decreased by 1%, compared with the first half of 2017, to EUR 3.3 billion in the first six months, driven by lower operating expenses. Operating expenses decreased by 6%, compared with the first half of 2017, to EUR 1.9 billion in the first six months of 2018 driven by the weakening of the US dollar compared to the euro. On a constant currency basis, expenses were stable, as expense savings, and the divestments of UMG and Aegon Ireland more than offset higher restructuring expenses compared with the first half of 2017.

Production

Gross deposits increased by 8%, compared with the first half of 2017, to EUR 64 billion in the first half of 2018, as deposits in Asset Management more than offset adverse currency movements and lower deposits on the platform in the United Kingdom. Asset Management deposits benefited from continued inflows in the Dutch Mortgage Funds, fiduciary management inflows in the Netherlands related to general pension fund Stap, and inflows in China.

Net deposits amounted to EUR 3.9 billion in the first half of 2018, as continued asset management inflows and increased net inflows in the United Kingdom as a result of improved retention compared with the first half of 2017 more than offset net outflows in the Americas driven by retirement plan outflows. These outflows were caused by a limited number of large contract losses in the 403(b) retirement business, which mostly related to medical care provider merger and acquisition activity.

New life sales amounted to EUR 422 million in the first six months of 2018, a decline of 10% compared with the first half of 2017 as a result of the weakening of the US dollar compared to the euro. On a constant currency basis, new life sales declined by 2%, compared with the first six months of 2017. Lower term life and indexed universal life sales in the United States and lower sales in the Asian HNW businesses compared with the first six months of 2017 more than offset the continued success of the critical illness product in China, and higher sales in Spain & Portugal and the Netherlands.

New premium production for Accident & Health and general insurance decreased by 48%, compared with the first six months of 2017, to EUR 274 million in the first half of 2018. This was predominantly driven by lower supplemental health, travel and stop loss insurance sales in the United States compared with the first six months of 2017. The reduction in travel and stop loss insurance sales compared with the first six months of 2017 resulted from the previously announced strategic decision to exit the Affinity, Direct TV and Direct Mail distribution channels.

Unaudited	Page 58

Capital management

Shareholders’ equity decreased by EUR 0.1 billion in the first half of 2018 to EUR 20.2 billion on June 30, 2018, as retained earnings and strengthening of the US dollar compared to the euro were more than offset by a lower revaluation reserve as a result of increased interest rates in the United States. Shareholders’ equity excluding revaluation reserves and defined benefit plan remeasurements increased by EUR 0.3 billion to EUR 17.7 billion – or EUR 8.56 per common share – at the end of the first half 2018. This increase reflects retained earnings and strengthening of the US dollar in the first half of 2018.

The gross financial leverage ratio increased by 30 basis points in the first half of 2018 to 28.9% as the increase in shareholders’ equity was more than offset by a temporary increase in leverage as a result of refinancing activities.

Solvency II ratio

Aegon’s Solvency II ratio increased from 201% to 215% during the first half 2018 mainly due to normalized capital generation, market impacts and management actions, which were only partly offset by the final 2017 dividend.

The estimated RBC ratio in the United States increased to 490% on June 30, 2018, from 472% at the end of 2017. This increase was mainly driven by normalized capital generation, the positive impact from equity market and interest rate movements, and management actions, which were only partly offset by other items including remittances to the group. The benefit from management actions was mostly driven by the release of capital as a result of the previously announced strategic decision to exit the Affinity, Direct TV and Direct Mail distribution channels.

The estimated Solvency II ratio in the Netherlands decreased to 190% on June 30, 2018, from 199% at the end of 2017. Normalized capital generation was more than offset by remittances to the group and one-time items, including the lowering of the UFR by 15 basis points to 4.05%, capital strain from investments in illiquid assets, and model updates. Market impacts had a minor negative impact on the ratio, as the increase in Own Funds was offset by an increase in SCR, mostly as a result of credit spread movements.

The estimated Solvency II ratio in the United Kingdom increased to 197% on June 30, 2018, from 176% at the end of 2017. The increase was mainly driven by normalized capital generation, the positive impact from credit spread and equity market movements, and management actions, which were only partly offset by other items including remittances to the group. Management actions included derisking of the investment portfolio, funds restructuring and a temporary benefit from changes in the equity hedging program, which is expected to reverse in the second half of the year.

Dividends from and capital contributions to business units

Aegon received EUR 593 million in remittances from subsidiaries in the first half of 2018, split between EUR 390 million from the United States and EUR 203 million from Europe. Aegon’s businesses in the Netherlands and United Kingdom resumed regular remittances to the group in the first half of 2018.

Unaudited	Page 59

ii AMERICAS

Results Americas	Amounts in USD millions			Amounts in EUR millions

	First half	First half		First half	First half

	2018	2017	%	2018	2017	%

Net underlying earnings	609	520	17	503	481	5
Tax on underlying earnings	120	187	(36)	99	173	(43)
Underlying earnings before tax by business
Life	96	82	17	80	76	5
Accident & Health	123	123	-	102	114	(11)
Retirement Plans	137	150	(9)	113	138	(18)
Mutual Funds	26	22	17	22	21	5
Variable Annuities	253	189	34	209	174	20
Fixed Annuities	52	92	(44)	43	85	(50)
Stable Value Solutions	47	47	(1)	39	44	(12)
Latin America	(4)	2	n.m.	(4)	2	n.m.
Underlying earnings before tax	729	707	3	602	653	(8)

Fair value items	(91)	(57)	(59)	(75)	(53)	(42)
Gains / (losses) on investments	(150)	32	n.m.	(124)	29	n.m.
Net impairments	5	1	n.m.	4	1	n.m.
Other income / (charges)	(106)	244	n.m.	(87)	226	n.m.
Run-off businesses	(8)	44	n.m.	(7)	41	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	379	971	(61)	313	897	(65)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	1	3	(61)	1	3	(65)
Income tax	(90)	(278)	68	(74)	(257)	71
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(1)	(3)	61	(1)	(3)	65
Net income	289	693	(58)	239	641	(63)

Life insurance gross premiums	4,108	4,146	(1)	3,392	3,832	(11)
Accident and health insurance premiums	981	1,215	(19)	810	1,122	(28)
Total gross premiums	5,090	5,361	(5)	4,202	4,954	(15)

Investment income	1,810	1,958	(8)	1,494	1,810	(17)
Fees and commission income	1,153	868	33	951	802	19
Other revenues	3	2	18	2	2	6
Total revenues	8,055	8,189	(2)	6,650	7,567	(12)

Commissions and expenses	2,397	2,126	13	1,979	1,964	1
of which operating expenses	960	913	5	793	844	(6)

New life sales
Life	218	248	(12)	180	229	(22)
Latin America	39	23	65	32	22	47
Total recurring plus 1/10 single	257	272	(6)	212	251	(16)

New premium production accident and health insurance	228	479	(52)	188	442	(57)

Gross deposits (on and off balance)
Life	4	3	12	3	3	-
Retirement plans	18,714	19,206	(3)	15,449	17,747	(13)
Mutual funds	3,418	2,818	21	2,822	2,604	8
Variable annuities	1,662	1,723	(4)	1,372	1,592	(14)
Fixed annuities	208	172	20	171	159	8
Latin America	89	19	n.m.	74	18	n.m.
Total gross deposits	24,095	23,942	1	19,892	22,123	(10)

Exchange rates

Weighted average exchange rates:

			USD
YTD 2018	1	EUR	1.2113
YTD 2017	1	EUR	1.0822

Unaudited	Page 60

Net income

Net income from Aegon’s businesses in the Americas decreased to USD 289 million in the first half of 2018 compared with the first half of 2017. The decrease in underlying earnings before tax was driven by realized losses, together with transition and conversion charges that were partially offset by lower taxes due to a lower corporate tax rate.

The results from fair value items amounted to a loss of USD 91 million.

-	The loss on fair value hedges without an accounting match under IFRS was USD 120 million. This loss was in line with expectations driven by the impact of equity market movements on the macro hedge.

-	The result on fair value hedges with an accounting match amounted to a gain of USD 77 million mainly driven by volatility gains.

-	The results on fair value investments amounted to a loss of USD 48 million, mainly from the impact of widening credit spreads on derivatives.

Realized losses on investments of USD 150 million resulted from the sale of US treasuries as part of ongoing asset-liability management activity and normal trading activity. Net recoveries amounted to USD 5 million. The run-off businesses declined to a loss of USD 8 million, compared with the first half of 2017, as a result of the divestment of the majority of the remainder of these run-off businesses in 2017.

Other charges of USD 106 million in the first half of 2018 were mainly caused by transition and conversion charges of USD 119 million related to the TCS agreement, while assumption changes and model updates led to a charge of USD 37 million. During the first half of 2018, Transamerica conducted its annual assumption review, which resulted in USD 39 million charges. The IFRS assumption review for Long-Term Care resulted in no material changes. These charges were partially offset by a pre-tax gain of USD 54 million related to last year’s divestment of the majority of the run-off businesses to Wilton Re, which was largely offset by a related one-time tax expense.

Income tax expense in the first half of 2018 amounted to USD 90 million and includes a one-time tax expense of USD 47 million in relation to the divestment of the majority of the run-off businesses to Wilton Re in 2017. As a result, the income tax rate for the first half of 2018 of 24% was higher than the statutory tax rate of 21%.

Underlying earnings before tax

Underlying earnings before tax from the Americas increased by 3% to USD 729 million in the first half of 2018, compared with the first half of 2017, as expense savings more than offset adverse mortality in the life business.

-

Life underlying earnings before tax increased by 17% to USD 96 million in the first half of 2018 compared with the first six months of 2017, as lower operating expenses and higher investment income were partially offset by adverse mortality experience and adverse persistency. Adverse mortality experience of USD 66 million in the first half of 2018 compared with USD 49 million in the first half of 2017, mainly due to higher claims frequency, reflecting higher than expected seasonality. Adverse persistency was largely driven by the implementation of monthly deduction rates increases at the end of 2017.

-

Underlying earnings before tax from Accident & Health remained stable at USD 123 million in the first half of 2018 compared with the first half of 2017, as lower operating expenses were offset by lower investment income. Slightly favorable claims experience in Long-Term Care was offset by the impact of product exits.

-

Underlying earnings before tax from Retirement Plans decreased by 9% to USD 137 million in the first half of 2018 compared with USD 150 million in the first six months of 2017. This was the result of higher operating expenses as a result of changes in expense allocations between product lines and lower spread income caused by adverse mortality experience on the closed purchased annuities block.

-

Mutual Fund underlying earnings before tax increased by 17% to USD 26 million in the first half of 2018 compared with USD 26 million in the first half of 2017, mostly driven by higher fee revenue resulting from favorable equity market performance and business growth.

Unaudited	Page 61

-

Underlying earnings before tax from Variable Annuities increased by 34% to USD 253 million in the first six months of 2018 compared with USD 189 million in the first six months of 2017, primarily driven by lower operating expenses as a result of changes in expense allocations between product lines, and a one-time charge in the first half of 2017 of USD 14 million.

-

Underlying earnings before tax from Fixed Annuities declined by 44% to USD 52 million in the first half of 2018 compared with USD 92 million in the first half of 2017. This was caused by lower spread income due to lower balances and the non-recurrence of favorable mortality experience of USD 9 million in the first half of 2017.

-	Stable Value Solutions underlying earnings before tax amounted to USD 47 million.

-	Underlying earnings before tax from Latin America amounted to a loss of USD 4 million.

Operating expenses

Operating expenses increased by 5% to USD 960 million in the first half of 2018 compared to USD 913 million in the first half of 2017, as restructuring expenses were higher due to transition and conversion charges associated with the TCS partnership, which amounted to USD 119 million in the first half of 2018.

Operating expenses excluding restructuring expenses declined by 7% to USD 835 million mainly driven by the expense savings program. Run-rate annual expense savings increased by USD 14 million to USD 277 million in the first half of 2018 compared with the first half of 2017.

Sales and deposits

Gross deposits increased by 1% to USD 24.1 billion in the first half of 2018 compared with the first half of 2017. Retirement Plans deposits decreased by 3% to USD 18.7 billion in the first half of 2018 compared with USD 18.7 billion in the first half of 2017, as lower takeover deposits in the medium to large plan market more than offset higher recurring deposits. While gross deposits in Variable Annuities were down by 4% to USD 1.7 billion in the first six months of 2018 compared with the first half of 2017, driven by product enhancements and improved market conditions. Deposits in Mutual Funds amounted to USD 3.4 billion in the first half of 2018 compared with USD 2.8 billion in the first half of 2017.

Total net outflows amounted to USD 8.8 billion. Net outflows in Retirement Plans amounted to USD 6.5 billion, driven by a limited number of large contract losses in the 403(b) retirement business, which mainly related to medical care provider merger and acquisition activity. Net outflows in Variable Annuities amounted to USD 1.5 billion, mainly caused by increased surrenders as the business matures and impacts from re-pricing in the market. Net inflows in Mutual Funds amounted to USD 0.1 billion. Fixed Annuities experienced net outflows of USD 0.6 billion as the book matures.

New life sales were down by 6% to USD 257 million in the first half of 2018 compared with the first half of 2017, mainly caused by lower term life and indexed universal life sales. More recently, indexed universal life sales have stabilized as a result of product enhancements.

New premium production for accident & health insurance declined by 52% to USD 228 million in the first half of 2018 compared with USD 479 million in the first half of 2017 as a result of lower supplemental health, travel and stop loss insurance sales in the United States.

Unaudited	Page 62

iii Europe

Income statement - Underlying earnings				First half 2018
Amounts in EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

Net underlying earnings	252	64	37	3	356
Tax on underlying earnings	67	4	5	4	79
Underlying earnings before tax by business / country	318	69	41	7	435
Fair value items	73	(4)	-	-	69
Gains / (losses) on investments	39	21	2	-	61
Net impairments	-	-	1	-	1
Other income / (charges)	27	(182)	(6)	(19)	(179)
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	458	(97)	38	(12)	387

Income tax	(95)	-	(5)	(4)	(104)
Net income / (loss)	363	(97)	33	(16)	283

Revenues
Life insurance gross premiums	902	3,900	205	116	5,124
Accident and health insurance premiums	152	15	1	94	262
Property & casualty insurance premiums	70	-	116	56	243
Total gross premiums	1,125	3,915	322	267	5,629
Investment income	1,109	765	24	18	1,915
Fees and commission income	98	105	24	7	234
Total revenues	2,332	4,785	370	292	7,779

Commissions and expenses	380	346	132	117	975
of which operating expenses	323	253	81	60	717

Income statement - Underlying earnings				First half 2017
Amounts in EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

Net underlying earnings	211	48	32	2	293
Tax on underlying earnings	61	20	5	4	90
Underlying earnings before tax by business / country	273	68	36	6	383
Fair value items	(68)	(48)	-	-	(116)
Gains / (losses) on investments	147	6	2	-	156
Net impairments	5	-	(3)	-	2
Other income / (charges)	(8)	80	-	-	72
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	348	107	36	6	497

Income tax	(78)	(44)	(5)	(4)	(131)
Net income	271	63	31	2	367

Revenues
Life insurance gross premiums	1,052	4,474	203	105	5,835
Accident and health insurance premiums	140	16	1	83	240
Property & casualty insurance premiums	77	-	110	49	237
Total gross premiums	1,270	4,490	314	237	6,312
Investment income	1,117	796	24	18	1,955
Fees and commission income	175	122	20	7	324
Other revenues	-	-	-	3	3
Total revenues	2,561	5,409	357	266	8,593

Commissions and expenses	484	379	127	94	1,084
of which operating expenses	422	271	72	43	807

Unaudited	Page 63

Results Europe	First half	First half
Amounts in EUR millions	2018	2017	%

Net underlying earnings	356	293	21
Tax on underlying earnings	79	90	(11)
Underlying earnings before tax by business / country
Netherlands	318	273	17
United Kingdom	69	68	1
Central & Eastern Europe	41	36	14
Spain & Portugal	7	6	25
Underlying earnings before tax	435	383	14

Fair value items	69	(116)	n.m.
Gains / (losses) on investments	61	156	(61)
Net impairments	1	2	(61)
Other income / (charges)	(179)	72	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	387	497	(22)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	4	4	14
Income tax	(104)	(131)	21
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(4)	(4)	(14)
Net income	283	367	(23)

Life insurance gross premiums	5,124	5,835	(12)
Accident and health insurance premiums	262	240	10
Property & casualty insurance premiums	243	237	2
Total gross premiums	5,629	6,312	(11)

Investment income	1,915	1,955	(2)
Fees and commission income	234	324	(28)
Other revenues	-	3	(100)
Total revenues	7,779	8,593	(9)

Commissions and expenses	975	1,084	(10)
of which operating expenses	717	807	(11)

New life sales
Netherlands	52	49	6
United Kingdom	18	17	6
Central & Eastern Europe	42	41	2
Spain & Portugal	27	25	10
Total recurring plus 1/10 single	140	132	6

New premium production accident and health insurance	20	23	(11)
New premium production property & casualty insurance	61	57	7

Gross deposits (on and off balance)
Netherlands	4,328	3,899	11
United Kingdom	7,283	8,632	(16)
Central & Eastern Europe	185	150	24
Spain & Portugal	17	13	29
Total gross deposits	11,813	12,694	(7)

Unaudited	Page 64

Europe covers the following operating segments: The Netherlands, United Kingdom, Central & Eastern Europe, Spain & Portugal. This segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as Aegon’s chief operating decision maker. For Europe, the underlying businesses are separate operatingsegments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in this section. Management is of the opinion that presentingthe information for the entire European area is beneficial to the users of the financial information as it aligns to how Aegon management is looking at the information following convergence in Europe from a regulatory standpoint and financial markets perspective.

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Europe segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

		YTD 2018	YTD 2017
Pound sterling (GBP)	EUR	0.8794	0.8596
Czech koruna (CZK)	EUR	25.4758	26.7780
Hungarian forint (HUF)	EUR	313.4863	308.9618
Polish zloty (PLN)	EUR	4.2185	4.2681
Romanian leu (RON)	EUR	4.6527	4.5344
New Turkish lira (TRY)	EUR	4.9530	3.9357

Net income

Net income from Aegon’s businesses in Europe amounted to EUR 283 million. The gain from fair value items was EUR 69 million, driven by real estate revaluations in the Netherlands. This was partly offset by negative fair value changes on hedges in the Netherlands, which are in place to protect Aegon’s capital position. Realized gains totaled EUR 61 million and were primarily the result of portfolio optimization in the Netherlands and the United Kingdom. Other charges of EUR 179 million were caused by a EUR 93 million loss on the sale of Aegon Ireland, a EUR 49 million reserve strengthening related to the UK’s residual annuity book and EUR 40 million integration expenses for Cofunds and BlackRock’s defined contribution business in the United Kingdom. The reserve strengthening related to aforementioned portfolio optimization which led to realized gains. The positive impact from assumption changes and model updates of EUR 27 million was partly offset by a EUR 19 million restructuring charge in Aegon’s own business in Spain.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased by 14%, compared with the first half of 2017, to EUR 435 million. This was the result of growth in all regions, most notably in the Netherlands and CEE.

-

Underlying earnings before tax in the Netherlands were up by 17%, compared with the first half of 2017, to EUR 318 million. Life underlying earnings before tax increased to EUR 238 million compared with the same period last year as a result of an improved investment margin, reflecting the shift to higher-yielding assets, and lower expenses. Underlying earnings before tax from Non-life rose to EUR 24 million, compared with the first half of 2017, as disability underwriting results benefitted from EUR 22 million provision releases. Compared with the first half of 2017, Banking underlying earnings before tax improved to EUR 49 million, driven by a higher net interest margin, reflecting balance sheet growth and lower funding costs, partly offset by higher expenses in line with the bank’s growth. Service Business underlying earnings before tax declined to EUR 8 million compared with the same period last year due to the loss of underlying earnings before tax as a result of the sale of UMG, and investments in new digital propositions.

Unaudited	Page 65

-

The United Kingdom contributed underlying earnings before tax of EUR 69 million. Digital Solutions underlying earnings before tax increased to EUR 10 million, compared with the first half of 2017, driven by higher fee income as a result of new business inflows, upgrades to the platform and higher average equity markets. Underlying earnings before tax of the Existing Business declined by EUR 14 million to EUR 59 million, compared with the same period last year. This was the result of upgrades to the digital platform and lower investment income following bond sales, while last year included a EUR 4 million refund of reinsurance premiums.

-	Compared with the first half of 2017, CEE’s underlying earnings before tax increased by 14% to EUR 41 million, driven by business growth, most notably in Turkey and Hungary.

-

Underlying earnings before tax in Spain & Portugal increased by 25% to EUR 7 million compared with the same period last year, driven by portfolio growth and better underwriting results in the joint ventures with Santander in Portugal.

Operating expenses

Operating expenses decreased by 11% to EUR 717 million compared with the first half of 2017 as a result of lower expenses in the Netherlands and the United Kingdom. The main drivers in the Netherlands were the sale of UMG in the fourth quarter of 2017 and expense savings in the insurance businesses. In the United Kingdom, higher Cofunds and BlackRock integration expenses compared with first half of 2017 were more than offset by expense savings and the divestment of Aegon Ireland. The higher expenses in Spain & Portugal, compared with the first half of 2017, were caused by a provision for a restructuring program to improve the financial performance of Aegon Spain’s own business.

Sales and deposits

New life sales increased by 6% to EUR 140 million, compared with the first of 2017, which was the result of increases in new life sales in all regions, most notably in Spain & Portugal and the Netherlands. In Spain & Portugal, new life sales increased by 10% compared with same period last year, which was mainly the result of growth in the joint ventures with Santander. While in the Netherlands sales grew 6% compared with the first half of 2017, driven by defined benefit pensions, immediate annuities and pension indexation premiums.

New premium production for Accident & Health was down by 11% to EUR 20 million compared with the first half of 2017 as last year’s number included one-time higher sales in the Netherlands following legislative changes. New premium production for general insurance increased by 7% to EUR 61 million compared with same period last year, driven by Hungary and the Santander joint ventures.

Gross deposits declined by 7% to EUR 11.8 billion compared with the first half of 2017 as gross deposits in the United Kingdom were down by 16% to EUR 7.3 billion compared with the same period last year due to lower platform sales whilst maintaining market share. This was partly offset by an 11% increase to EUR 4.3 billion in the Netherlands compared with the first half of 2017, driven by continued momentum at Aegon’s online bank Knab and Aegon’s PPIs. Gross deposits in CEE increased by 24% to EUR 185 million compared with the same period last year, largely as a result of higher pension deposits in Romania, Poland and Hungary.

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iv Asia

Results Asia	Amounts in USD millions			Amounts in EUR millions
	First half 2018	First half 2017	%	First half 2018	First half 2017%

Net underlying earnings	16	(4)	n.m.	14	(4)	n.m.
Tax on underlying earnings	22	29	(24)	18	26	(32)
Underlying earnings before tax by business / country
High net worth businesses	40	35	16	33	32	3
Aegon Insights	4	2	79	3	2	60
Strategic partnerships	(6)	(12)	50	(5)	(12)	56
Underlying earnings before tax	38	25	55	31	23	38

Fair value items	(2)	-	n.m.	(2)	-	n.m.
Gains / (losses) on investments	(11)	(1)	n.m.	(9)	(1)	n.m.
Net impairments	-	-	n.m.	-	-	n.m.
Other income / (charges)	(7)	-	n.m.	(5)	-	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	18	23	(22)	15	22	(30)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	10	12	(16)	8	11	(25)
Income tax	(17)	(28)	38	(14)	(26)	45
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(10)	(12)	16	(8)	(11)	25
Net income	1	(5)	n.m.	1	(4)	n.m.

Life insurance gross premiums	533	597	(11)	440	552	(20)
Accident and health insurance premiums	61	60	2	50	55	(9)
Total gross premiums	594	657	(10)	490	607	(19)

Investment income	155	136	15	128	125	2
Fees and commission income	36	32	12	30	30	-
Other revenues	1	-	153	1	-	126
Total revenues	786	825	(5)	649	762	(15)

Commissions and expenses	140	122	15	115	113	2
of which operating expenses	96	83	15	79	77	2

New life sales
High net worth businesses	29	41	(30)	24	38	(38)
Strategic partnerships	56	52	8	46	48	(3)
Total recurring plus 1/10 single	85	93	(9)	70	86	(18)

New premium production accident and health insurance	5	9	(40)	4	8	(46)

Gross deposits (on and off balance) by region
Strategic partnerships - China	3	2	47	3	2	31
Strategic partnerships - Japan	89	129	(31)	74	119	(38)
Total gross deposits	93	131	(29)	76	121	(37)

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Asia segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2018	YTD 2017
US dollar (USD)	1	EUR	1.2113	1.0822
Chinese Yuan Renminbi (CNY)	1	EUR	7.7022	7.4692

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Net income

Net income from Aegon’s operations in Asia improved to USD 1 million in the first half of 2018 compared with a loss of USD 5 million in the first half of 2017 largely driven by improved results from Strategic partnerships. The loss from fair value items of USD 2 million was mainly due to the impact from interest rate movements on investments held at fair value through profit or loss. Realized losses of USD 11 million were the result of portfolio rebalancing on available for sale assets in the High networth businesses (HNW) to achieve higher yields. Other charges amounted to a loss of USD 7 million mainly as a result of assumption changes and model updates. Income tax amounted to USD 17 million and is mainly related to an expense for higher taxable commissions in China following continued strong sales, while the HNW businesses and Aegon Insights benefited from a lower statutory tax rate as a result of US tax reform.

Underlying earnings before tax

Aegon’s underlying earnings before tax in Asia increased by 55% to USD 38 million in the first half of 2018 compared with USD 25 million in the first half of 2017 as a result of higher underlying earnings before tax across all business lines.

-

Underlying earnings before tax from HNW businesses increased by 16% to USD 40 million in the first half of 2018 compared with USD 35 million in the first half of 2017, mainly as a result of a benefit related to higher investment yields and favorable claims experience.

-

Underlying earnings before tax from Aegon Insights improved by USD 2 million to USD 4 million in the first half of 2018 compared with the first half of 2017. This was primarily due to lower operating expenses as a result of running off the outbound telemarketing business.

-

The underlying earnings before tax from Strategic partnerships in China, Japan and India improved by USD 6 million in the first six months of 2018 compared with the first six months of 2017 to a loss of USD 6 million in as a result of business growth and lower new business related expenses in Japan, partially offset by higher operating expenses due to higher sales in China.

Operating expenses

Operating expenses increased by 15% to USD 96 million in the first half of 2018 compared with USD 83 million in the first half of 2017. Higher expenses were primarily driven by sales growth in China, and investments in the HNW businesses.

Sales and deposits

Total new life and accident & health sales declined by 12% to USD 90 million in the first half of 2018 compared with USD 85 million in the first half of 2017.

-

New life sales from HNW businesses decreased by 30% to USD 29 million in the first half of 2018 compared with the first half of 2017 due to the higher cost of premium financing for customers in general as interest rates rise and strong competition in the markets.

-

Accident & health insurance sales from Aegon Insights amounted to nil in the first half of 2018 compared with USD 6 million in the first half of 2017 as a result of running off its outbound telemarketing business started in the second half of 2017.

-

Total new life and accident & health sales from Strategic partnerships increased by 18% to USD 62 million in the first half of 2018 compared with the first half of 2017. This increase was primarily driven by sales in China and the appreciation of Chinese Yuan against the US Dollar.

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Gross deposits from Strategic partnerships decreased by 29% to USD 93 million in the first half of 2018 compared with USD 131 million in the first half of 2017. Variable annuity sales in Japan continue to be impacted by a shrinking market due to the low interest rate environment. Net deposits decreased by 93% to USD 6 million in the first six months of 2018 compared with the first six months of 2017, which reflects lower gross deposits and higher lapse experience in the Japanese variable annuity business.

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v Asset Management

Results Aegon Asset Management	First half	First half
Amounts in EUR millions	2018	2017	%

Net underlying earnings	61	48	27
Tax on underlying earnings	22	21	3
Underlying earnings before tax by business / country
Americas	27	30	(11)
Europe	16	19	(17)
Rest of World	(4)	(4)	(1)
Strategic partnerships	44	24	84
Underlying earnings before tax	83	69	19

Fair value items	-	-	n.m.
Gains / (losses) on investments	2	2	(35)
Net impairments	-	-	n.m.
Other income / (charges)	(1)	(1)	(89)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	83	71	17
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	14	8	75
Income tax	(27)	(22)	(26)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(14)	(8)	(75)
Net income	55	49	13

Management fees	245	242	1
Performance fees	26	8	n.m.
Other	33	36	(8)
Total revenues 1)	303	286	6

Commissions and expenses	246	232	6
of which operating expenses	219	217	1

Cost / income ratio	72.4%	75.8%	(5)

Gross flows other third-party
Americas	4,883	4,772	2
Europe	7,699	4,272	80
Rest of World 2)	99	21	n.m.
Strategic partnerships	19,486	15,433	26
Total gross flows other third-party	32,167	24,498	31

Net flows other third-party
Americas	1,019	1,938	(47)
Europe	3,986	(6,558)	n.m.
Rest of World 2)	23	79	(71)
Strategic partnerships	3,227	773	n.m.
Total net flows other third-party	8,254	(3,769)	n.m.

1) Net fees and commissions

2) Rest of world include intragroup eliminations from internal sub-advised agreements

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Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Asset management segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2018	YTD 2017
US dollar (USD)	1	EUR	1.2113	1.0822
Pound sterling (GBP)	1	EUR	0.8794	0.8596
Hungarian Forint (HUF)	1	EUR	313.4863	308.9618
Chinese Yuan Renminbi (CNY)	1	EUR	7.7022	7.4692

Net income

Net income in the first half of 2018 increased to EUR 55 million mainly as a result of higher underlying earnings before tax compared with the same period in 2017.

Underlying earnings before tax

Underlying earnings before tax increased by 19% in the first half of 2018 compared with the same period in 2017 to EUR 83 million. This increase was a result of higher performance and management fees, which were partly offset by higher expenses.

-

Americas underlying earnings before tax decreased by EUR 3 million to EUR 27 million in the first half of 2018, compared with the first half of 2017. Higher management and origination fees, in addition to expense savings, were more than offset by adverse currency movements and lower performance fees.

-

Underlying earnings before tax from Europe decreased to EUR 16 million, compared with EUR 19 million in the first half of 2017, as lower expenses were more than offset by lower management fees in the United Kingdom as a result of outflows in the third-party business.

-

Underlying earnings before tax from Strategic partnerships increased by 84% in the first half of 2018 compared with the same period in 2017 to EUR 44 million. This increase was mainly driven by higher management and performance fees from Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC).

-	Rest of World underlying earnings before tax amounted to a loss of EUR 4 million.

Operating expenses

Operating expenses increased by 1% in the first half of 2018 compared with the same period in 2017 to EUR 219 million. This increase was mainly driven by higher personnel expenses in China and was partly offset by lower expenses in the Americas and Europe and favorable currency movements. The cost/income ratio improved by 4%-points to 72%, as the effect of higher expenses was more than offset by the increase in income. Annualized operating expenses as a percentage of average assets under management remained stable at 14 basis points.

Production

Gross inflows in external third-party increased by 31% in the first half of 2018 to EUR 32.2 billion compared with the same period in 2017. This was the result of higher gross inflows across the regions, especially in Strategic partnerships and Europe.

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Third-party net outflows amounted to EUR 6.3 billion. External third-party inflows of EUR 8.3 billion were only partly offset by third-party affiliates net outflows of EUR 1.9 billion, which were mainly caused by outflows in the United Kingdom.

Assets under management

Assets under management increased by EUR 7 billion in the first half of 2018 to EUR 325 billion compared with the end of 2017. This increase was the result of external third-party net flows and positive currency movements in the first half of 2018, and were only partly offset by negative market movements and outflows in the general account and third party affiliates.

2.6 Post reporting date events

Post reporting date events are disclosed in note 30 of the condensed consolidated interim financial statements included in Item 1.

2.7 Capital and Liquidity Management

Guiding principles

The management of capital and liquidity is of vital importance for the Aegon Group, for its customers, investors in Aegon securities and for Aegon’s other stakeholders. In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, in addition to maintaining adequate liquidity to ensure that the Company is able to meet its obligations.

Aegon follows a number of guiding principles in terms of capital and liquidity management:

•	Promoting strong capital adequacy in Aegon’s businesses and operating units;
•	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance;
•	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital;
•	Maintaining adequate liquidity in the operating units and at the holding to ensure that the Company is able to meet its obligations by enforcing stringent liquidity risk policies; and
•	Maintaining continued access to international capital markets on competitive terms.

Aegon believes that the combination of these guiding principles strengthens the Company’s ability to withstand adverse market conditions, enhances its financial flexibility, and serves both the short-term and the long-term interests of the Company, its customers and other stakeholders.

The management and monitoring of capital and liquidity is firmly embedded in Aegon’s ERM framework, and is in line with Aegon’s risk tolerance. Aegon’s risk tolerance focuses on financial strength, continuity, steering the risk balance and the desired risk culture. Its core aim is to assist management in carrying out Aegon’s strategy within the Group’s capital and liquidity resources.

Management of capital

The Company’s overall capital management strategy is based on adequate solvency capital, capital quality and the use of leverage.

Capital adequacy

Aegon’s goal for both its operating units and for the Aegon Group as a whole is to maintain a strong financial position and to be able to sustain losses resulting from adverse business and market conditions. The capitalization of Aegon and its operating units is managed in accordance with the most stringent of local regulatory requirements, rating agency requirements and self-imposed criteria.

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Regulatory capital requirements

For EU domiciled insurance and reinsurance entities, the Solvency II regulatory framework determines the regulatory capital requirements. In Aegon’s Non-EEA (European Economic Arena) regions, (re)insurance entities domiciled in third-countries deemed (provisionally) equivalent (US, Bermuda, Japan, Mexico and Brazil), the capital requirement is based on local capital requirements.

Please note that numbers and ratios related to Solvency II as disclosed in this section represent Aegon’s estimates and are subject to supervisory review. Aegon has applied a Loss Absorbing Capacity of Deferred Taxes (LAC-DT) factor in the Netherlands of 75%, which remained unchanged from December 31, 2017. The LAC-DT factor will be recalculated on a quarterly basis using the methodology agreed with DNB. The Solvency II capital ratios of the Group and Aegon the Netherlands do not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past, as the potential liability cannot be reliably quantified at this point.

Adequate capitalization

To calculate its Group Solvency Ratio, Aegon applies a combination of the Group consolidation methods available under Solvency II which are the Accounting Consolidation (AC) and Deduction & Aggregation (D&A) based methods. Solvency II capital requirements are mainly used for the EEA-based insurance and reinsurance entities, applying the Accounting Consolidation method.

The methodology used to calculate the Solvency II contribution of the Aegon US insurance entities encompasses two adjustments to the local capital position. To calculate the SCR, a conversion factor is applied of 150% Risk-Based Capital Company Action Level (RBC CAL). To calculate own funds, a 100% RBC CAL haircut to own funds by decreasing Americas regulated entities deferred tax assets and subsequently reducing Tier 1 unrestricted capital is applied to reflect transferability restrictions.

The allocation of restricted Tier 1 and Tier 2 capital instruments is based on the share of AC and D&A entities in the total available own funds (OF).

Aegon Bank is excluded from the Group Solvency ratio, as required by the Group Solvency II supervisor, DNB.

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On June 30, 2018, Aegon’s estimated capital position was:

	June 30, 2018 1), 2), 3)	December 31, 2017 2), 3)

Group own funds	17,092	15,628
Group SCR	7,940	7,774
Group Solvency II ratio	215%	201%

1 The Solvency II ratios are estimates and, are not final until filed with the regulator and subject to supervisory review.

2 The Solvency II ratios are based on Aegon’s partial internal model.

3 Aegon Bank is not included in the Group Solvency II ratio .

Aegon Group own funds amounted to EUR 17,092 million at June 30, 2018. The increase of EUR 1,464 million in own funds since December 31, 2017, is mostly driven by normalized capital generation by Aegon’s operating units, and management actions including the sale of Aegon Ireland, release of capital by ceasing renewal on travel business by Aegon US, the decrease in UFR (from 4.2% to 4.05%) in Aegon NL following revision of the UFR methodology by EIOPA and Unit matching in Aegon UK. The increase was partly offset by the new business strain and the impact of the final dividend for 2017.

Aegon Group PIM SCR amounted to EUR 7,940 million at June 30, 2018. The SCR increased by EUR 166 million driven by various large offsetting actions. The SCR increased mainly due to negative market movements, SCR for new business and model updates. These were largely offset by SCR release following the sale of Aegon Ireland.

As a result of the above changes in own funds and PIM SCR, the Group Solvency II ratio improved by 14% to 215% in 1H 2018.

The capitalization levels of the most relevant country units are as follows:

Capitalization June 30, 2018 1), 2)

Aegon USA (Life entities) (RBC CAL)	490%
Aegon the Netherlands (Solvency II ratio)	190%
Aegon United Kingdom (Solvency II ratio)	197%

1 The Solvency II ratios are estimates and, are not final until filed with the regulator and subject to supervisory review.

2 Refer to section ‘internal capital management framework’ for Aegon’s capitalization target ranges.

Aegon Americas

The RBC CAL ratio of Aegon Americas insurance entities increased from 472% at December 31, 2017 to 490% mainly due to strong capital generation as a result of positive market impacts. Market impacts are primarily driven by the rise in equity volatility and lower equity returns resulting in hedge gains and required capital releases on the variable annuity business. The positive impact from capital generation is partly offset by a paid dividend from the US regulated companies.

Aegon the Netherlands

The estimated Solvency II ratio in the Netherlands decreased to 190% on June 30, 2018, from 199% at the end of 2017. Normalized capital generation was more than offset by remittances to the group and one-time items, including the lowering of the UFR by 15 basis points to 4.05%, capital strain from investments in illiquid assets, and model updates. Market impacts had a minor negative impact on the ratio, as the increase in Own Funds was offset by an increase in SCR, mostly as a result of credit spread movements.

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Aegon United Kingdom

Aegon United Kingdom Solvency II ratio increased from 176% as at December 31, 2017 to 197% mainly driven by the positive impact of management actions, which was dominated by the partial implementation of unit matching. Other management actions include the restructure of existing BlackRock and Baillie Gifford External Fund Links (EFLs) and the impact of trades to sell excess credit.

Sensitivities

Aegon calculates sensitivities of its Solvency II ratios as part of its risk management framework. The following table provides an overview of the shocks to parameters used to assess the sensitivities, and their estimated impact on the Solvency II ratio as at June 30, 2018 and December 31, 2017:

Solvency II Sensitivities		Group		US		NL		UK
	Scenario	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Equity markets	-20%	n.a	-4%	n.a	-10%	n.a	-5%	n.a	10%
Equity markets	20%	n.a	7%	n.a	17%	n.a	5%	n.a	-9%
Equity markets	-25%	-9%	n.a	-12%	n.a	-6%	n.a	2%	n.a
Equity markets	25%	11%	n.a	22%	n.a	5%	n.a	-8%	n.a
Interest rates	-100bps	n.a	-15%	n.a	-21%	n.a	-11%	n.a	-7%
Interest rates	+100bps	9%	12%	13%	12%	6%	8%	3%	4%
Interest rates	-50bps	-5%	n.a	-7%	n.a	-2%	n.a	-2%	n.a
Interest rates	+50bps	5%	n.a	5%	n.a	5%	n.a	2%	n.a
Credit spreads 1)	-50bps	4%	1%	n.a	n.a	10%	3%	-9%	-13%
Credit spreads 1)	+50bps	-5%	-2%	n.a	n.a	-8%	-5%	6%	8%
US Credit defaults 2)	~+200bps	-21%	-24%	-48%	-56%	n.a	n.a.	n.a	n.a
Ultimate forward rate	-50bps	n.a	-4%	n.a	n.a	n.a	-12%	n.a	n.a
Ultimate forward rate	-15bps	-2%	n.a	n.a	n.a	-5%	n.a	n.a	n.a
Ultimate forward rate	+15bps	2%	n.a	n.a	n.a	5%	n.a	n.a	n.a
Longevity 3)	+5%	-9%	-9%	-9%	-9%	-13%	-12%	-3%	-4%

1 Credit spreads excluding government bonds.

2 US credit additional defaults for 1 year including rating migration for structured assets.

3 Reduction of annual

Aegon is mainly exposed to movements in equity, interest rates, credit spreads and defaults/migrations, and longevity. The Group is exposed to losses in the downward equity scenario, which is driven by Aegon Americas and Aegon the Netherlands. This is partially offset by hedging gains in Aegon UK. In the US, the sensitivity to equities rising changed due to an updated hedging strategy. The Group and its main operating entities are exposed to a decrease in interest rates. The sensitivity towards lower interest rates is mainly driven by the increased SCRs in both Aegon NL and Aegon UK, as well as by the decreased Own Funds in Aegon US. The decrease in Own Funds in Aegon US is mainly due to additional reserves. Aegon the Netherlands sees an increase in SCR that drives the decrease in solvency ratio for the Group. This is partially offset by Aegon UK, where liabilities reduce driven by the IAS 19 discount rate. In the US, the credit defaults reduce OF, decreasing the solvency position.

Rating agency ratings

Aegon’s objective is to maintain a very strong financial strength rating in its main operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its main operating units, and a strong credit rating for Aegon N.V.

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Public ratings
Company public ratings as of June 30, 2018	S&P Global	Moody’s Investors Service	Fitch Ratings	A.M. Best

Financial strength ratings

Aegon USA	AA-	A1	A+	A+

Aegon NL	AA-	-	-	-

Aegon UK	A+	-	A+	-

Credit ratings

Aegon N.V. - Long-term issuer	A-	A3	A-	-

Aegon N.V. - Senior debt	A-	A3	BBB+	-

Aegon N.V. - Subordinated debt	BBB	Baa1	BBB-	-

Aegon N.V. - Commercial paper	A-2	P-2	F2	-

* The S&P Global outlook for all ratings is negative. S&P Global placed all ratings on negative outlook on February 10, 2017 except Aegon UK. S&P Global placed Scottish Equitable PLC (Aegon UK) on negative outlook on May 22, 2015.

* The Moody’s outlook for all ratings is stable.

* The Fitch outlook for all ratings is stable.

* The A.M. Best outlook for all ratings is negative. A.M. Best placed the US financial strength ratings on negative outlook on May 5, 2017.

Internal capital management framework

In managing the capital adequacy of the group and its operating units, Aegon’s capital management framework is built on, among other things, managing capitalizations towards target capital management zones. Under Aegon’s capital management framework the following target capitalization zones are the most relevant:

Capitalization target range

Aegon Group	150% - 200% Solvency II Capital Ratio
Aegon USA (Life entities)	350% - 450% RBC Company Action Level
Aegon the Netherlands	150% - 190% Solvency II Capital Ratio
Aegon United Kingdom	145% - 185% Solvency II Capital Ratio

The frequent monitoring of actual and forecast capitalization levels of both the Aegon Group and of its underlying businesses is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels. Aegon’s capital framework is based on several capital management zones in which escalating management actions are called for in a timely manner to ensure there is always adequate capitalization of both the Aegon Group and its operating units.

The capital management zones and the management interventions connected to these zones are set throughout the Group, and illustrated for the main units in the table below.

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Aegon Group	Capitalization management zones	US Life entities	The Netherlands	United Kingdom	Capitalization management actions

>200% SCR	Opportunity	>450% RBC	>190% SCR	>185% SCR	Accelerate capital redeployment and/or additional dividends
150% - 200% SCR	Target	350%-450% RBC	150%-190% SCR	145%-185% SCR	Execute capital deployment and remittances according to capital plan

120% - 150% SCR	Retention	300%-350% RBC	130%-150% SCR	130%-145% SCR	e-assess capital plan and risk positions
Re-assess capital plan and risk positions
100% - 120% SCR	Recovery	100%-300% RBC	100%-130% SCR	100%-130% SCR	Reduce or suspend remittances
<100% SCR	Regulatory plan	<100% RBC	<100% SCR	<100% SCR	Suspension of dividends Regulatory plan required

Minimum solvency requirements

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements. For insurance companies in the European Union, Solvency II formally defines a lower capital requirement, the Minimum Capital Requirement (MCR). An irreparable breach of the MCR would lead to the withdrawal of the insurance license. Similarly, for the US insurance entities the withdrawal of the insurance license is triggered by a breach of 100% of the Authorized Control Level (ACL), which is 50% of the Company Action Level (CAL).

With the introduction of Solvency II for EEA countries, Aegon views these minimum regulatory capital requirements as the level around which regulators will formally require management to provide regulatory recovery plans. For the US insurance entities this is set at 100% Company Action Level (CAL) and for insurance companies in the European Union this is set at 100% SCR.

The minimum regulatory capital requirements, as viewed by Aegon, for its main operating units and the capitalization levels on June 30, 2018, are included in the following table:

Capital requirements	Minimum capital requirement	Actual capitalization	Excess over minimum capital requirement

100% Company Action Level
Aegon USA (Life entities) 1), 3)	(NAIC RBC CAL)	490% of combined CAL	€7.0 bln
Aegon the Netherlands 2), 3)	100% Solvency II SCR	190% Solvency II SCR	€3.2 bln
Aegon United Kingdom 3)	100% Solvency II SCR	197% Solvency II SCR	€1.4 bln

1 Capitalization for the United States represents the internally defined combined risk-based capital (“RBC”) ratio of Aegon’s life insurance subsidiaries in the United States.

The combined RBC ratio utilizes the NAIC RBC ratio excluding affiliated notes and taking into account excess or deficient amounts related to offshore life affiliates

2 Including Aegon Bank

3 Please note, this reflects Aegon’s estimated Capitalization levels

The capitalization level and shareholders’ equity of the operating units can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of operating units to transfer funds, the operating units hold additional capital in excess of the levels of the minimum regulatory solvency requirements.

In practice – and for upstreaming purposes – Aegon manages the capitalization of its operating units towards the capitalization target ranges as identified in Aegon’s capital framework, that are in excess of the minimum regulatory requirements contained in the applicable regulations and in excess of the minimum requirements as mentioned in the table above.

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Capital quality

Capital quality is a reflection of Aegon’s stability and ability to absorb future financial losses. Solvency II distinguishes between basic own funds and ancillary own funds. Aegon’s total own funds are comprised of Tier 1, Tier 2 and Tier 3 basic own funds. Aegon does not currently have ancillary own funds. Tier 1 basic own funds are divided into unrestricted Tier 1 items and restricted Tier 1 items. The latter category contains own fund items subject to the restrictions of article 82 (3) of the Solvency II Delegated Regulation, which includes grandfathered Tier 1 own fund items. Based on agreements with its supervisory authorities, Aegon applies a fungibilty and transferability restriction with respect to charitable trusts within Aegon Americas, and a restriction equal to the own funds of Aegon Bank. These restrictions, applied to Aegon’s basic own funds, result in Aegon’s available own funds.

Tier 1	Tier 2	Tier 3
Unrestricted Tier 1 - Equity (Share capital and share premium) - Reconciliation reserve Restricted Tier 1 - Perpetual subordinated capital instruments with loss absorption	- Dated or perpetual subordinated capital instruments - With an original maturity of at least 10 years - Limited loss absorption - With suspension of payments and deferral of interest

- Dated or perpetual subordinated capital instruments

- With an original maturity of at least 5 years

- Limited loss absorption

- With suspension of payments and deferral of interest

- Net deferred tax assets

The table below shows the tiering of Aegon Group’s own funds as per June 30, 2018, based on the Solvency II PIM SCR.

	June 30, 2018		December 31, 2017
	Available	Eligible	Available	Eligible
	own funds	own funds	own funds	own funds

Unrestricted Tier 1	11,897	11,897	10,428	10,428
Restricted Tier 1	3,376	2,812	3,540	2,451
Tier 2	1,447	2,011	1,213	2,302
Tier 3	372	372	448	448
Total Tiers	17,092	17,092	15,628	15,628

Aegon’s use of leverage

Aegon uses leverage in order to lower the cost of capital that supports businesses in the Aegon Group, thereby contributing to a more effective use of capital and realizing capital efficiencies. In managing the use of financial and non-financial leverage throughout the group, Aegon has implemented a Leverage Use Framework that is part of Aegon’s broader Enterprise Risk Management framework.

Leverage metrics

In line with the guiding principles of its capital and liquidity management, Aegon N.V. monitors and manages several leverage metrics:

•	Gross financial leverage ratio;
•	Fixed charge coverage; and
•	Various rating agency leverage metrics.

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Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, subordinated and senior debt. Aegon’s total capitalization consists of the following components:

•     Shareholders’ equity, excluding revaluation reserves, cash flow hedge reserves, and the remeasurement of defined benefit plans, based on IFRS as adopted by the EU;

•     Non-controlling interests and share options not yet exercised; and

•     Total financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is calculated as the sum of underlying earnings before tax and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to financing Aegon’s mortgage portfolios through securitizations, warehouse facilities, covered bonds, and the funding of US Regulation XXX and Guideline AXXX redundant reserves.

Funding and back-up facilities

The majority of Aegon’s financial leverage is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to the capital market in the United States is made possible by a separate shelf registration.

Aegon also has access to domestic and international money markets through its USD 2.5 billion commercial paper programs. On June 30, 2018, Aegon had EUR 62 million outstanding under these programs.

To support its commercial paper programs and need for Letters of Credit (LOCs), and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangement is a EUR 2 billion syndicated revolving credit facility that matures in 2023, and an additional LOC facility of USD 2.6 billion, which matures in 2021. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity, and committed and uncommitted LOC facilities.

Liquidity management

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. The Company’s liquidity risk policy sets guidelines for its operating companies and the holding in order to achieve a prudent liquidity profile and to meet cash demands even under extreme conditions.

Liquidity is coordinated centrally and managed both at Aegon N.V. and at the operating unit level. Aegon maintains a liquidity policy that requires all operating units to project and assess their sources and uses of liquidity over a two-year period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the Company, and that liquidity stress management plans are in place.

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Sources and uses of liquidity

Liquidity in Aegon’s subsidiaries

Aegon’s operating units are primarily engaged in the life insurance and pensions business, which is a long-term activity with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and, if the subsidiary’s capital position allows, to pay dividends to the holding.

After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating units in line with Aegon’s capital management and liquidity risk policies. In addition, the ability of Aegon’s insurance subsidiaries to transfer funds to the holding company is also constrained by the need for these subsidiaries to remain adequately capitalized at the levels set by local insurance regulations, and as administered by local insurance regulatory authorities.

Aegon N.V.

At the holding company Aegon N.V., liquidity is sourced from internal dividends from operating units and through the capital markets. The main sources and uses of liquidity at the holding company Aegon N.V. are dividends from operating units, movements in debt, net expenses (including interest), funding operations, capital returns to shareholders, and the balance of acquisitions and divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.

Aegon uses cash flows from its operating units to pay for holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares.

When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating subsidiaries are subject to local insurance regulations that could restrict dividends to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

Aegon’s holding excess cash

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay dividends to the holding company. In order to ensure the holding company’s ability to fulfil its cash obligations and maintain sufficient management flexibility to manage capital and liquidity support for Aegon’s operating units and external dividend stability, it is the Company’s policy that the holding excess cash position, including Aegon’s centrally managed (unregulated) holding companies, is managed to a target range of EUR 1.0 to 1.5 billion.

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On June 30, 2018, Aegon held a balance of EUR 1.9 billion in excess cash at the holding, compared with EUR 1.4 billion on December 31, 2017. The increase of EUR 0.5 billion reflects the net impact of dividends from subsidiaries and capital injections in subsidiaries, divestments, net interest charges, holding expenses, debt issuance and redemption and capital returns to shareholders. Refinancing activities led to a temporary increase in holding excess cash of EUR 200 million.

Aegon’s liquidity is invested in accordance with the Company’s internal risk management policies. Aegon believes that its working capital, backed by its external funding programs and facilities, is ample for the Company’s present requirements.

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Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
o	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of government exposure that Aegon holds;
o	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
o	Consequences of a potential (partial) break-up of the euro;
o	Consequences of the anticipated exit of the United Kingdom from the European Union;
o	The frequency and severity of insured loss events;
o	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
o	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
o	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
o

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

o	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
o

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

o

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

o	Acts of God, acts of terrorism, acts of war and pandemics;
o	Changes in the policies of central banks and/or governments;
o

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

o

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

o	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
o	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
o

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

o	Customer responsiveness to both new products and distribution channels;
o	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
o

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

o

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

o

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

o	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
o	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives.

This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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